Filed by Kraft Foods Inc.

Pursuant to Rule 425

Under the Securities Act of 1933

Subject Company: Cadbury plc

Commission File No.: 333-06444

The following communications are available at www.transactioninfo.com/kraftfoods and/or www.kraftfoodscompany.com and/or were otherwise disseminated by Kraft Foods Inc. on January 19, 2010.

Forward-Looking Statements

These communications contain forward-looking statements regarding Kraft Foods’ offer to combine with Cadbury. Such statements include, but are not limited to, statements about the benefits of the proposed combination and other such statements that are not historical facts, which are or may be based on Kraft Foods’ plans, estimates and projections. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond Kraft Foods’ control, that could cause Kraft Foods’ actual results to differ materially from those indicated in any such forward-looking statements. Such factors include, but are not limited to, failure to obtain necessary regulatory approvals or required financing or to satisfy any of the other conditions to the offer, and the risk factors, as they may be amended from time to time, set forth in Kraft Foods’ filings with the US Securities and Exchange Commission (“SEC”), including the registration statement on Form S-4, as amended from time to time, filed by Kraft Foods in connection with the offer, Kraft Foods’ most recently filed Annual Report on Form 10-K and subsequent reports on Forms 10-Q and 8-K. Kraft Foods disclaims and does not undertake any obligation to update or revise any forward-looking statement in these communications, except as required by applicable law or regulation.

Additional US-Related Information

Each of these communications is provided for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of Cadbury or Kraft Foods. Kraft Foods has filed a registration statement and tender offer documents with the SEC, which will be amended to reflect the terms of the recommended offer, and Cadbury will file an amendment to its solicitation/recommendation statement on Schedule 14D-9 in connection with the recommended offer. Cadbury shareholders who are U.S. or Canadian residents and holders of Cadbury American Depositary Shares, wherever located, should read those filings, and any other filings to be made by Kraft Foods and Cadbury with the SEC in connection with the recommended offer, as they will contain important information. Those documents, when available, as well as Kraft Foods’ other public filings with the SEC, may be obtained without charge at the SEC’s website at www.sec.gov and at Kraft Foods’ website at www.kraftfoodscompany.com.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN, INTO OR FROM JAPAN OR ANY OTHER JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF THAT JURISDICTION

For Immediate Release

19 January 2010

RECOMMENDED FINAL* OFFER

by

KRAFT FOODS INC. (“KRAFT FOODS”)

for

CADBURY PLC (“CADBURY”)

VALUING EACH CADBURY SHARE AT 840 PENCE

SUMMARY

Recommended Final Offer terms

•

The board of Kraft Foods is pleased to announce the detailed terms of a recommended Final Offer for Cadbury and the board of Cadbury unanimously recommends Cadbury Securityholders to accept the terms of the Final Offer.

•	Under the terms of the Final Offer, Cadbury Securityholders will be entitled to receive:

for each Cadbury Share	500 pence in cash and 0.1874 New Kraft Foods Shares

for each Cadbury ADS	2,000 pence in cash and 0.7496 New Kraft Foods Shares

representing, in aggregate, 840 pence per Cadbury Share and GBP 33.60 per Cadbury ADS.

•	In addition, Cadbury Shareholders will be entitled to receive 10 pence per Cadbury share by way of a Special Dividend following the date on which the Final Offer becomes or is declared unconditional.

•	The terms of the Final Offer reflect the strength of Cadbury’s business, its brands and the future potential for growth through the combination of Kraft Foods and Cadbury.

An attractive valuation and substantial long-term value creation potential as part of the Combined Group

•

Kraft Foods believes that the Final Offer represents a compelling opportunity for Cadbury Securityholders, providing the ability to receive approximately 60 per cent. of their consideration in cash and long-term value creation potential through a continued shareholding in the Combined Group.

•	The Final Offer represents an attractive multiple of 13.0 times Cadbury’s underlying 2009 EBITDA.

•	Kraft Foods believes a combination with Cadbury will provide the potential for meaningful cost savings and revenue synergies from which Cadbury Securityholders will benefit.

Combination creates a global leader in the global foods and confectionery sector

•

Kraft Foods believes a combination represents a strong and complementary strategic fit, creating a global confectionery leader with a portfolio of more than 40 confectionery brands each with annual sales in excess of USD 100 million.

•	Kraft Foods and Cadbury have a highly complementary geographic footprint, providing the Combined Group with a leading presence in attractive global markets.

•	The Combined Group will have a leading position in developing markets, including in Brazil, Russia, India, China, and Mexico.

•	The Combined Group will benefit from important additional scale in the consolidating confectionery segments.

•	The Combined Group will have best-in-class infrastructure in both traditional and instant consumption routes to market.

Management and employees

•	The combination will augment the world-class capabilities of both Kraft Foods and Cadbury by employing a “best of both” approach, from sales and marketing to distribution and management.

•	In particular, Kraft Foods believes that the global business network of the Combined Group will create opportunities for Cadbury employees and managers.

•

In addition, Kraft Foods has given assurances to Cadbury that, on the Final Offer becoming or being declared wholly unconditional, the existing contractual employment rights, including pension rights, of all employees will be fully safeguarded.

Further details of the Final Offer

•

Kraft Foods also announces that it reserves the right to, and intends to, reduce the number of acceptances required to fulfil the Acceptance Condition from 90 per cent. to 50 per cent. plus one Cadbury Share on or after 26 January 2010.

•

The Final Offer does not require the approval of Kraft Foods Shareholders. Accordingly, the condition relating to such approval, as set out in the Original Offer Documents, is treated as satisfied for the purposes of the Final Offer.

•

Full acceptance of the Final Offer will result in the issue of 265 million New Kraft Foods Shares, representing approximately 18 per cent. of the existing issued share capital and 15 per cent. of the enlarged issued share capital of Kraft Foods.

Commenting on the Offer, Irene Rosenfeld, Chairman and CEO of Kraft Foods, said:

“We have great respect for Cadbury’s brands, heritage and people. We believe they will thrive as part of Kraft Foods. This recommended offer represents a compelling opportunity for Cadbury Shareholders, providing both immediate value certainty and upside potential in the combined company. For Kraft Foods Shareholders it transforms the portfolio, accelerates long-term growth and delivers highly attractive returns, while maintaining financial discipline.”

Commenting on the Offer, Roger Carr, Chairman of Cadbury, said:

“We believe the offer represents good value for Cadbury shareholders and are pleased with the commitment that Kraft Foods has made to our heritage, values and people throughout the world. We will now work with the Kraft Foods’ management to ensure the continued success and growth of the business for the benefit of our customers, consumers and employees.”

Cadbury Securityholders who have previously accepted the Original Offer (and have not withdrawn those acceptances) will automatically be deemed to have accepted the terms of the Final Offer by virtue of their prior acceptances and therefore need take no further action.

Other Cadbury Securityholders who wish to accept the recommended Final Offer must take action to accept the Final Offer by 1.00 pm (London time) / 8.00 am (New York City time) on 2 February 2010. Details of the procedure for doing so will be set out in the Final Offer Documents (and, in the case of certificated Cadbury Shares and Cadbury ADSs, the Final Acceptance Forms) to be sent to Cadbury Securityholders as soon as practicable. The Final Offer Documents will also be available on Kraft Foods’ website (www.transactioninfo.com/kraftfoods/).

This summary should be read in conjunction with the full text of the following announcement.

* The Offer is final and will not be increased, except that Kraft Foods reserves the right to increase the Offer if there is an announcement on or after the date hereof of an offer or a possible offer for Cadbury by a third party offeror or potential offeror.

Enquiries to Kraft Foods:

Kraft Foods
Perry Yeatman	(Media)	+1 847 646 4538
Chris Jakubik	(Investors)	+1 847 646 5494

Lazard (lead financial adviser)
Jeffrey Rosen		+1 212 632 6000
Antonio Weiss		+1 212 632 6000

William Rucker	+44 20 7187 2000
Peter Kiernan	+44 20 7187 2000

Centerview Partners (financial adviser)
Robert Pruzan	+1 212 380 2650

Citigroup (corporate broking)
David James	+44 20 7986 4000

Deutsche Bank (corporate broking)
James Agnew	+44 20 7545 8000

Brunswick Group (public relations)
Richard Jacques	+44 20 7404 5959
Jonathan Glass	+44 20 7404 5959

Financial advisers:

Citigroup
Leon Kalvaria

Deutsche Bank
Nigel Meek

Further information

This announcement is being made available on Kraft Foods’ website (www.transactioninfo.com/kraftfoods/). Copies of the Original Offer Document, the Prospectus, supplementary prospectuses and the Original US Offer Document, as applicable, are also available on Kraft Foods’ website. The Final Offer Documents and the related supplementary prospectus will be available on Kraft Foods’ website as soon as practicable.

The conditions to which the Offer is subject are set out in Appendix I to the Original Offer Document (Appendix A to the Original US Offer Document), and certain further terms of the Final Offer will be set out in the Final Offer Documents and the Final Acceptance Forms. Appendix I to this announcement sets out the sources and bases of certain financial and other information contained in this announcement. Appendix II to this announcement contains definitions of certain expressions and terms used in this announcement.

Lazard & Co., Limited, which is authorised and regulated in the UK by the FSA, is acting as financial adviser to Kraft Foods and no one else in connection with the contents of this announcement and the Offer and will not be responsible to any person other than Kraft Foods for providing the protections afforded to clients of Lazard & Co., Limited, nor for providing advice in relation to the Offer or any matters referred to herein.

Centerview Partners UK LLP, which is authorised and regulated in the UK by the FSA, is acting as financial adviser to Kraft Foods and no one else in connection with the contents of this announcement and the Offer and will not be responsible to any person other than Kraft Foods for providing the protections afforded to clients of Centerview Partners UK LLP, nor for providing advice in relation to the Offer or any matters referred to herein.

Citigroup Global Markets Limited, which is authorised and regulated in the UK by the FSA, is acting as financial adviser and corporate broker to Kraft Foods and no one else in connection with the contents of this announcement and the Offer and will not be responsible to any person other than Kraft Foods for providing the protections afforded to clients of Citigroup Global Markets Limited, nor for providing advice in relation to the Offer or any matters referred to herein.

Deutsche Bank AG is authorised under German Banking Law (competent authority: BaFin – Federal Financial Supervisory Authority) and authorised and subject to limited regulation by the FSA. Details about the extent of Deutsche Bank AG’s authorisation and regulation by the FSA are available on request. Deutsche Bank AG, London Branch (and its affiliates) are acting as financial adviser and corporate broker to Kraft Foods and no one else in connection with the contents of this announcement and the Offer and will not be responsible to any person other than Kraft Foods for providing the protections afforded to clients of Deutsche Bank AG, London Branch (or its affiliates), nor for providing advice in relation to the Offer or any matters referred to herein.

Each of Goldman Sachs International, Morgan Stanley & Co. Limited and UBS Investment Bank is acting exclusively for Cadbury and for no one else in connection to the matters referred to in this announcement and will not be responsible to anyone other than Cadbury for the providing the protections afforded to their respective clients nor for providing advice in relation to such matters.

This announcement is not intended to, and does not, constitute or form part of any offer, invitation or the solicitation of an offer to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of, any securities, or the solicitation of any vote or approval in any jurisdiction, pursuant to this announcement or otherwise. The Offer is being made by the Original Offer Documents, the Final Offer Documents and the accompanying documentation. This announcement is not a prospectus and investors should not subscribe for any New Kraft Foods Shares except on the basis of information in the Prospectus (including the supplementary prospectuses) or the Registration Statement (as appropriate) which have been published and/or filed and which are available on Kraft Foods’ website (www.transactioninfo.com/kraftfoods/) from time to time. The New Kraft Foods Shares are not being offered to the public by means of this announcement.

This announcement has been prepared in accordance with English law and the Takeover Code and the information disclosed herein may not be the same as that which would have been prepared in accordance with the laws of jurisdictions outside England.

The release, publication or distribution of this announcement and any other applicable Offer-related documentation in jurisdictions other than the UK, the US, Canada, France, Ireland or Spain, and the availability of the Offer to Cadbury Securityholders who are not resident in the UK, the US, Canada, France, Ireland or Spain, may be affected by the laws or regulations of relevant jurisdictions. Therefore, any persons who are subject to the laws and regulations of any jurisdiction other than the UK, the US, Canada, France, Ireland or Spain, or Cadbury Securityholders who are not resident in such jurisdictions should inform themselves of and observe any applicable requirements.

The Offer is not being extended, and will not be extended, directly or indirectly, in or into, or by use of mails or any means or instrumentality (including, without limitation, electronic mail, facsimile transmission, telex, telephone, internet or other forms of electronic communication) of interstate or foreign commerce of, or any facilities of a national securities exchange of, any jurisdiction where to do so would violate the laws of that jurisdiction. Accordingly, copies of this announcement are not being, and must not be, directly or indirectly, mailed, transmitted or otherwise forwarded, distributed or sent in, into or from any Restricted Jurisdiction. Persons receiving this announcement (including, without limitation, custodians, nominees, and trustees) should observe these restrictions. Failure to observe these restrictions may render any purported acceptance of the Offer invalid.

Kraft Foods reserves the right to elect, with the agreement of Cadbury and the consent of the Panel (where necessary), to implement the acquisition of Cadbury by way of a court-approved scheme of arrangement in accordance with Part 26 of the 2006 Act. In such event, the acquisition will be implemented on substantially the same terms, subject to appropriate amendments, as those which apply to the Offer.

Notice to US investors

This announcement does not constitute, or form part of, any offer for, or any solicitation of any offer for securities, nor is it a solicitation of any vote or approval in any jurisdiction, nor will there be any purchase or transfer of the securities referred to in this announcement in any jurisdiction in contravention of applicable law or regulation.

The Offer is being made pursuant to applicable US tender offer rules and otherwise in accordance with the requirements of the Takeover Code. Accordingly, the Offer is subject to disclosure and other procedural requirements, including with respect to withdrawal rights, offer timetable, settlement procedures and timing of payments that may be different from those typically applicable under US domestic tender offer procedures and law.

The receipt of cash and New Kraft Foods Shares pursuant to the Offer by a United States holder of Cadbury Shares may be a taxable transaction for United States federal income tax purposes and under applicable US state and local, as well as foreign and other tax laws. Each holder of Cadbury Shares is urged to consult his independent professional adviser regarding the tax consequences of acceptance of the Offer.

Cadbury is incorporated under the laws of England and Wales. All or some of the directors of Cadbury are residents of countries other than the United States. As a result, it may not be possible for Cadbury US Shareholders to effect service of process within the United States upon Cadbury or such directors of Cadbury or to enforce against any of such directors judgements of the United States predicated upon the civil liability provisions of the federal securities laws of the United States. It may not be possible to sue Cadbury or its officers or directors in a non-US court for violations of US securities laws.

Forward-looking statements

Certain statements contained or incorporated by reference in this announcement may constitute “forward-looking statements”. All statements in this announcement, other than those relating to historical information or current condition, are forward-looking statements. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond the control of Kraft Foods, that could cause Kraft Foods’ actual results to differ materially from those indicated in any such statements. Such factors include, but are not limited to, continued volatility of input costs, pricing actions, increased competition, Kraft Foods’ ability to differentiate its products from retailer brands, unanticipated expenses in connection with litigation, settlement of legal disputes, regulatory investigations or enforcement actions, Kraft Foods’ indebtedness and ability to pay its indebtedness, the shift in consumer preference to lower priced products, risks from operating outside the US, tax law changes, failure to obtain necessary regulatory approvals or required financing or to satisfy any of the other Conditions of the Offer, adverse effects on the market price of Kraft Foods Shares and on Kraft Foods’ operating results because of a failure to complete the proposed acquisition, failure to realise the expected benefits of the proposed acquisition, significant transaction costs and/or unknown liabilities and general economic and business conditions that affect the Combined Group following the completion of the proposed acquisition. For more information on these and other factors that could affect Kraft Foods’ forward-looking statements, please also see the section entitled “Risk Factors” in the Prospectus or the Original US Offer Document, as applicable, and the risk factors in Kraft Foods’ filings with the SEC, including Kraft Foods’ most recently filed annual report on Form 10-K and subsequent reports on Forms 10-Q and 8-K. Kraft Foods disclaims and does not undertake any obligation to update or revise any forward-looking statement in this announcement except as required by applicable law or regulation.

Additional US-related information

Kraft Foods has filed the Registration Statement and tender offer documents with the SEC, which will be amended to reflect the terms of the Final Offer, and Cadbury will file an amendment to its solicitation / recommendation statement on Schedule 14D-9 in connection with the Offer. Cadbury US Shareholders, Cadbury Canadian Shareholders and Cadbury ADS Holders, wherever located, should read those filings, and any other filings to be made by Kraft Foods and Cadbury with the SEC in connection with the Offer as they contain important information. Those documents, as well as Kraft Foods’ other public filings with the SEC may be obtained without charge at the SEC’s website at www.sec.gov and at Kraft Foods’ website at www.kraftfoodscompany.com. In this announcement, Kraft Foods has presented the Offer by referring to multiples of Cadbury’s underlying earnings per share and underlying EBITDA under IFRS. Underlying earnings per share and EBITDA are non-US GAAP measures for IFRS purposes. The Registration Statement includes a discussion of the reasons why Kraft Foods’ management believes that Kraft Foods’ presentation of multiples of Cadbury’s underlying earnings per share and underlying EBITDA under IFRS provides useful information to Cadbury Securityholders and disclosure of the limitations of underlying earnings per share and EBITDA as an analytical tool.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN, INTO OR FROM JAPAN OR ANY OTHER JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF THAT JURISDICTION

For Immediate Release

19 January 2010

RECOMMENDED FINAL(1) OFFER

by

KRAFT FOODS INC. (“KRAFT FOODS”)

for

CADBURY PLC (“CADBURY”)

VALUING EACH CADBURY SHARE AT 840 PENCE

1.	Introduction

The board of Kraft Foods is pleased to announce the detailed terms of a recommended Final(1) Offer to acquire the entire issued and to be issued share capital of Cadbury. The board of Cadbury unanimously recommends Cadbury Securityholders to accept the terms of the Final Offer.

2.	The Final(1) Offer

Under the terms of the Final Offer, Cadbury Securityholders will be entitled to receive:

for each Cadbury Share	500 pence in cash and 0.1874 New Kraft Foods Shares

for each Cadbury ADS	2,000 pence in cash and 0.7496 New Kraft Foods Shares

representing, in aggregate, 840 pence per Cadbury Share and GBP 33.60 per Cadbury ADS (based on the closing share price of USD 29.58 per Kraft Foods Share on 15 January 2010, the last trading day prior to the date of this announcement, and an exchange rate of USD 1.63 to GBP 1.00 as at 18 January 2010).

In addition, Cadbury has advised Kraft Foods that Cadbury Shareholders will be receiving 10 pence per Cadbury Share by way of a Special Dividend. This will, in effect, enable Cadbury Shareholders to receive 10 pence out of the planned final dividend of 12.3 pence per share previously announced by Cadbury, subject to board and shareholder approval, which would otherwise not become payable.(2)

Assuming the vesting and exercise of all share options and awards under the Cadbury Share Schemes:

•	the Final Offer values the entire issued and to be issued share capital of Cadbury at approximately GBP 11.9 billion; and

•

265 million New Kraft Foods Shares will be issued (assuming full acceptance of the Final Offer), representing approximately 18 per cent. of the existing share capital and 15 per cent. of the enlarged share capital of Kraft Foods.

The terms of the Final Offer supersede those of the Original Offer. The terms of the Original Offer are no longer capable of acceptance. Further information in relation to the Final Offer is set out in sections 11 and 16 of this announcement.

Mix and Match Facility

Cadbury Securityholders who accept the Final Offer may make elections under the Mix and Match Facility. Under the Mix and Match Facility, accepting Cadbury Securityholders may elect to vary the proportions in which they receive New Kraft Foods Shares and cash consideration, subject to off-setting elections being made by other Cadbury Securityholders. To the extent that elections cannot be satisfied in full, they will be scaled down on a pro-rata basis.

Reduction of Acceptance Condition

Kraft Foods also announces that it reserves the right to, and intends to, reduce the number of acceptances required to fulfil the Acceptance Condition from 90 per cent. to 50 per cent. plus one Cadbury Share on or after 26 January 2010.

If the Acceptance Condition is satisfied and all other Conditions have been satisfied, fulfilled or, to the extent permitted, waived, the Offer will be declared wholly unconditional at that time and withdrawal rights will terminate (except in limited circumstances). Cadbury Securityholders who have already accepted the Offer, but whose willingness to accept the Offer is affected by the reduction of the Acceptance Condition, may wish to consider withdrawing their acceptances with respect to such Cadbury Shares promptly.

Condition regarding approval of Kraft Foods Shareholders

The issue of New Kraft Foods Shares pursuant to the Final Offer does not require the approval of Kraft Foods Shareholders. Accordingly, the condition relating to such approvals is treated as satisfied for the purposes of the Final Offer.

3.	The creation of a global leader in the food and confectionery industry

The board of Kraft Foods believes that a combination of Kraft Foods and Cadbury represents a strong and complementary strategic fit, creating a global confectionery leader, with a portfolio including more than 40 confectionery brands, each with annual sales in excess of USD 100 million. Globally, the Combined Group would be number one in the chocolate and sugar confectionery segments and a strong number two in the high growth gum segment. Cadbury’s leading brands, such as Cadbury, Trident and Halls, are highly complementary to Kraft Foods’ portfolio and would benefit from Kraft Foods’ global scope, scale and array of proprietary technologies and processes. In addition, the acquisition of Cadbury will significantly enhance the strength of Kraft Foods’ presence in the confectionery sector, enabling Kraft Foods to leverage Cadbury’s product development capabilities.

Kraft Foods believes that confectionery markets are consolidating and scale is becoming increasingly important, in part due to retailers’ increasing bargaining power, control of the supply chain and growing portfolio of their own retailer brands, which have benefited from the global economic climate. The combination of Kraft Foods and Cadbury provides the Combined Group with important additional scale to compete even more effectively in the confectionery sector.

Kraft Foods and Cadbury have highly complementary geographic footprints. Importantly, a combination would increase scale for both companies in developing markets such as Brazil, Russia and China, where Kraft Foods has a stronger presence, and India, Mexico and South Africa, where Cadbury holds leading positions. The Combined Group would also benefit from an improved position across Europe, including in France and Spain.

Kraft Foods’ and Cadbury’s routes to market are also highly complementary. Kraft Foods is particularly strong in the grocery channel in North America and Western Europe, while Cadbury is well positioned in instant consumption channels, which have become increasingly important in both developed and developing markets. A combination provides an enhanced platform for the Combined Group to distribute both Cadbury’s and Kraft Foods’ products through both channels, creating an attractive opportunity for higher growth and margins.

4.	The Final Offer represents an attractive opportunity for Cadbury Securityholders

The Final Offer equates to an enterprise value multiple of 13.0 times Cadbury’s underlying 2009 EBITDA(3), based on the closing share price of USD 29.58 per Kraft Foods Share on 15 January 2010, and an exchange rate of USD 1.63 to GBP 1.00 as at 18 January 2010. The enterprise value multiple is calculated assuming the exercise of all share options and vesting of all share awards held under the Cadbury Share Schemes.

5.	Substantial synergy benefits

The combination of Kraft Foods and Cadbury is expected to provide the potential for meaningful revenue synergies over time from investments in distribution, marketing and product development. In addition, it is expected that pre-tax cost savings of at least USD 675 million annually can be realised by the end of the third year following completion. Total one-off implementation cash costs of approximately USD 1.3 billion are expected to be incurred in the first three years following completion.(4)

Both Kraft Foods and Cadbury have implemented extensive cost saving and operating efficiency programmes in recent years and have already delivered significant margin improvement and revenue growth improvements. These annual cost savings are still expected to be achieved over and above the current performance improvement plans at each of Kraft Foods and Cadbury (including Cadbury’s updated Vision into Action programme). While it is anticipated that these targeted savings will continue to be delivered, Kraft Foods believes that the Combined Group would be capable of achieving substantial further cost savings through economies of scale and procurement benefits, general and administrative cost savings and marketing and selling costs savings.

Cadbury Securityholders are able to share in the synergies resulting from the combination of Kraft Foods and Cadbury through the share component of the Offer.

6.	Recommendation

The board of Cadbury, which has been so advised by Goldman Sachs International, Morgan Stanley & Co. Limited and UBS Investment Bank considers the terms of the Final Offer to be fair and reasonable. In providing their financial advice to the board of Cadbury, Goldman Sachs International, Morgan Stanley & Co. Limited and UBS Investment Bank have taken into account the board’s commercial assessments.

Accordingly, the board of Cadbury unanimously recommends Cadbury Securityholders to accept the terms of the Final Offer.

7.	Financial effects of the transaction

Kraft Foods believes that the Final Offer will deliver the following key benefits:

•	accretion to earnings per share in 2011 of approximately USD 0.05 on a cash basis; and(4)

•	a mid teens return on investment, well in excess of Kraft Foods’ cost of capital(4).

Kraft Foods believes that the Final Offer is consistent with its commitment to maintain a financially disciplined approach and is well within the key criteria outlined in Kraft Foods’ announcement of a possible offer for Cadbury on 7 September 2009:

•

accretion to earnings in the second year following completion on a cash basis(3) (which excludes the one-time costs to achieve synergies and expenses related to the transaction and the impact of non-cash items such as the amortisation of intangibles after acquisition);

•	a return on investment in excess of Kraft Foods’ cost of capital within an acceptable timeframe;(4)

•	retention of Kraft Foods’ investment-grade credit rating; and

•	maintenance of Kraft Foods’ dividend.

Following the combination with Cadbury, Kraft Foods expects to revise its long-term growth targets to 5+ per cent. for revenue and 9-11 per cent. for earnings per share, from its previously announced 4+ per cent. and 7-9 per cent. respectively.(4)

In addition, the acquisition is expected to enhance the quality of the Combined Group’s earnings, and create a business with strong discretionary cash flow generation and attractive revenue growth prospects across a diversified portfolio of brands and product groups worldwide.

8.	Financing the cash consideration

Kraft Foods is providing the cash consideration payable by it under the Final Offer from its own resources, funds available from an amended bridge facility that has been arranged by a syndicate of banks and/or proceeds from alternative financing sources. A summary of the amended bridge facility will be included in the Final Offer Documents.

Lazard & Co., Limited, Centerview Partners UK LLP, Citigroup Global Markets Limited and Deutsche Bank AG, London Branch are satisfied that sufficient resources are available to Kraft Foods to satisfy in full the cash consideration payable by it as a result of full acceptance of the Final Offer.

9.	Management, employees and locations

Kraft Foods believes that the combination of Cadbury and Kraft Foods represents a strong, complementary fit and expects that the combination will enhance the Combined Group’s growth profile(3). The combination will augment the world-class capabilities of both Kraft Foods and Cadbury by employing a “best of both” approach, from sales and marketing to distribution and management. In particular, Kraft Foods believes that the global business network of the Combined Group will create opportunities for Cadbury employees and managers.

In addition, Kraft Foods has given assurances to Cadbury that, on the Offer becoming or being declared wholly unconditional, the existing contractual employment rights, including pension rights, of all Cadbury Group employees will be fully safeguarded.

10.	Kraft Foods offers an excellent investment opportunity

Kraft Foods believes that scale is important in the global food industry

As the world’s second largest food company, with 2008 revenues of USD 41.9 billion, Kraft Foods has significant global scale, with operations in more than 70 countries. While the US is a key market and Kraft Foods is the number one food company there based on retail sales, Kraft Foods generated approximately half of its revenues from outside the US in 2008 and sells its products in approximately 150 countries around the world.

Kraft Foods believes that its portfolio of leading brands is one of the strongest in the global food industry, with nine of its brands generating annual revenues exceeding USD 1 billion each. Kraft Foods’ objective is to be the category leader in its principal markets and it generates 80 per cent. of its revenues from categories in which it holds the number one position.

Over the past three years, Kraft Foods’ management has successfully re-positioned the company for sustainable, profitable growth by reframing its categories, capitalising on its established sales capabilities and driving down costs without compromising its commitment to high quality. Kraft Foods’ strategy is centred on marketing and developing leading consumer brands and pursuing growth opportunities to deliver shareholder value. Kraft Foods remains confident in meeting its long-term performance targets.

Kraft Foods has upgraded its EPS guidance

On 12 January 2010, Kraft Foods increased its guidance for 2009 diluted earnings per share, to at least USD 2.00 (up approximately five per cent. from 2008) versus the previous expectation of at least USD 1.97(5). This increased guidance reflects strong operating gains as well as a significant increase in marketing investments versus the prior year. Kraft Foods expects to achieve this level of diluted earnings per share while continuing to increase investment behind its brands, with advertising and consumer marketing spending expected to grow to approximately 7 per cent. of sales in 2009 from 6.7 per cent. of sales in 2008.

Kraft Foods’ share price

Since the announcement of its possible offer for Cadbury on 7 September 2009, Kraft Foods believes its share price performance has been adversely affected by a number of factors of a short-term nature, including: (i) concern that it will not maintain financial discipline regarding an acquisition of Cadbury; (ii) concern that the issuance of Kraft Foods Shares to certain Cadbury Securityholders may result in “flowback” of such shares; and (iii) short selling activity. Kraft Foods believes that, following completion of its acquisition of Cadbury, these short-term pressures on its share price should dissipate.

By way of illustration, Kraft Foods notes the following:

•

Kraft Foods has historically traded on a current year price earnings multiple broadly in line with that of the S&P 500 Index. Based on Kraft Foods’ own guidance for its 2009 diluted earnings per share of at least USD 2.00(5), Kraft Foods’ historical 2009 price earnings multiple is 14.8 times as at 15 January 2010 (the last trading day prior to the publication of this announcement). The historical 2009 price earnings multiple of the S&P 500 Index is 24.4 times as at the same date;

•

between 4 September 2009 (the last Business Day preceding the announcement of its possible offer for Cadbury) and 15 January 2010 (the last trading day prior to the publication of this announcement), the Kraft Foods Share price has increased by approximately 5.3 per cent. from USD 28.10 to USD 29.58. However, the S&P 500 Index has increased by approximately 11.8 per cent. over the same period;

•	analysts’ consensus price target for Kraft Foods Shares is USD 32.67 and 92 per cent. of Kraft Foods’ current analyst recommendations are either a “buy” or a “hold”; and

•	Kraft Foods Shares currently have a dividend yield of approximately 4 per cent.

11.	Further information on the Final Offer

Cadbury Securityholders who have previously accepted the Original Offer (and have not withdrawn those acceptances) will automatically be deemed to have accepted the terms of the Final Offer by virtue of their prior acceptances and therefore need take no further action.

Other Cadbury Securityholders who wish to accept the recommended Final Offer must take action to accept the Final Offer by 1.00 pm (London time) / 8.00 am (New York City time) on 2 February 2010. Details of the procedure for doing so will be set out in the Final Offer Documents (and, in the case of certificated Cadbury Shares and Cadbury ADSs, the Final Acceptance Forms) to be sent to Cadbury Securityholders as soon as practicable. The Final Offer Documents will also be available on Kraft Foods’ website (www.transactioninfo.com/kraftfoods/).

In addition to offering the consideration made available under the terms of the Final Offer, Kraft Foods is continuing to provide: (a) accepting Cadbury Securityholders with the Mix and Match Facility, which Kraft Foods has determined will remain open until the end of the Subsequent Offer Period; (b) a facility under which accepting Cadbury Shareholders may elect to receive all cash consideration to which they are entitled in US dollars, if they do not wish to receive it in pounds sterling; (c) a facility under which accepting Cadbury ADS Holders may elect to receive all cash consideration to which they are entitled in pounds sterling, if they do not wish to receive it in US dollars; (d) a facility under which accepting Cadbury Shareholders will, subject to certain exceptions, receive New Kraft Foods Shares in the form of CDIs, which are capable of being held, transferred and settled in CREST; and (e) a designated UK agent to assist small shareholders resident in certain jurisdictions in holding, trading and managing their CDI interests in the New Kraft Foods Shares.

Further details of the Mix and Match Facility, currency elections and Kraft Foods CDIs are set out in the Original Offer Documents and further details of the Final Offer will be set out in the Final Offer Documents which will be sent to Cadbury Securityholders as soon as practicable. The Final Offer Documents are also being made available on Kraft Foods’ website (www.transactioninfo.com/kraftfoods/) and, together with the Final Acceptance Forms, on request from the Receiving Agent or the US Information Agent (as applicable).

12.	Cadbury Share Schemes

The Final Offer extends to any Cadbury Shares unconditionally allotted or issued before the Final Offer closes (or such earlier time as Kraft Foods may, subject to the rules of the Takeover Code, decide) as a result of the exercise of options or vesting of awards granted under any of the Cadbury Share Schemes. Appropriate proposals will be made in due course to holders of options and awards granted under the Cadbury Share Schemes.

The benefit of Cadbury’s Special Dividend of 10 pence per share will be extended to participants in the Cadbury Share Schemes.

13.	Break fee arrangement

Cadbury has agreed to pay an inducement fee of GBP 117.7 million in circumstances where a competing offer is announced and either is recommended by Cadbury or that offer or another third party offer becomes unconditional and the Final Offer lapses or is withdrawn, unless, prior to such announcement, Cadbury withdraws its recommendation for reasons demonstrably unrelated to such competing offer.

14.	Overseas shareholders

The availability of the Final Offer and of the New Kraft Foods Shares to persons not resident in the UK, the US, Canada, France, Ireland or Spain may be affected by the laws or regulations of relevant jurisdictions. Such persons should inform themselves about and observe any applicable requirements. Further details in relation to overseas shareholders will be set out in the Final Offer Documents.

15.	Small Dealing Facility

Subject to clarifying certain legal and regulatory considerations and with the agreement of the Panel, Kraft Foods has agreed to consider offering a free dealing facility to Cadbury Shareholders who own not more than 10,000 Cadbury Shares under which the New Kraft Foods Shares to which such Cadbury Shareholders become entitled under the Final Offer may be sold for their benefit at no cost. Details of such facility, if provided, will be communicated to Cadbury Shareholders in due course.

16.	General and documentation

The Final Offer remains subject to the terms and conditions set out in Appendix I to the Original Offer Document (Appendix A to the Original US Offer Document) save that the Final Offer does not require the approval of Kraft Foods Shareholders and that European and US competition clearances have been obtained. The Final Offer also remains on and subject to the terms set out in the Original Offer Documents as such further terms have been revised in connection with the Final Offer as will be set out in the Final Offer Documents and Final Acceptance Forms. The relevant Final Offer Documents and Final Acceptance Forms will be sent to Cadbury Securityholders (other than to certain overseas shareholders) and, for information purposes, to persons with information rights and to participants in the Cadbury Share Schemes, as soon as practicable.

The procedure for accepting the terms of the Final Offer will be set out in the Final Offer Documents which are also being made available on Kraft Foods’ website (www.transactioninfo.com/kraftfoods/) and, together with the Final Acceptance Forms, on request from the Receiving Agent or the US Information Agent (as applicable). The Prospectus and any supplementary prospectuses in respect of the New Kraft Foods Shares are or, where applicable, will also be available on Kraft Foods’ website.

Appendix I to this announcement sets out the sources and bases of certain financial and other information contained in this announcement. Appendix II to this announcement contains definitions of certain expressions and terms used in this announcement.

Notes:

(1)

The Offer is final and will not be increased, except that Kraft Foods reserves the right to increase the Offer if there is an announcement on or after the date hereof of an offer or a possible offer for Cadbury by a third party offeror or potential offeror.

(2)

The payment date for the Special Dividend will be 14 days following the date on which the Final Offer becomes or is declared wholly unconditional or such other date as Cadbury and Kraft Foods may agree. The payment of the Special Dividend will be conditional on the Final Offer becoming wholly unconditional.

(3)

Underlying EBITDA is as defined by Cadbury. Cadbury Annual Reports and Accounts state that underlying figures include adjustments for restructuring costs, non-trading items, amortisation and impairment of acquisition intangibles, derivative accounting and any associated tax effect.

(4)

Nothing in this announcement apart from the Profit Estimate is intended to be a profit forecast and no statement in this announcement should be interpreted to mean that the earnings per Kraft Foods Share for the current or future financial periods will necessarily be greater than those for the relevant preceding financial period.

(5)

The updated diluted earnings per share profit estimate was announced on 12 January 2010 and reported on for the purposes of the Takeover Code by PricewaterhouseCoopers LLP and by the Financial Advisers. The updated profit estimate and copies of the accompanying reports will be set out in the Final Offer Document.

Kraft Enquiries:

Kraft Foods
Perry Yeatman	(Media)	+1 847 646 4538
Chris Jakubik	(Investors)	+1 847 646 5494

Lazard (lead financial adviser)
Jeffrey Rosen	+1 212 632 6000
Antonio Weiss	+1 212 632 6000
William Rucker	+44 20 7187 2000
Peter Kiernan	+44 20 7187 2000

Centerview Partners (financial adviser)
Robert Pruzan	+1 212 380 2650

Citigroup (corporate broking)
David James	+44 20 7986 4000

Deutsche Bank (corporate broking)
James Agnew	+44 20 7545 8000

Brunswick Group (public relations)
Richard Jacques	+44 20 7404 5959
Jonathan Glass	+44 20 7404 5959

Financial advisers:

Citigroup
Leon Kalvaria

Deutsche Bank
Nigel Meek

Further information

This announcement is being made available on Kraft Foods’ website (www.transactioninfo.com/kraftfoods/). Copies of the Original Offer Document, the Prospectus, supplementary prospectuses and the Original US Offer Document, as applicable, are also available on Kraft Foods’ website. The Final Offer Documents and the related supplementary prospectus will be available on Kraft Foods’ website as soon as practicable.

The conditions to which the Offer is subject are set out in Appendix I to the Original Offer Document (Appendix A to the Original US Offer Document), and certain further terms of the Final Offer will be set out in the Final Offer Documents and the Final Acceptance Forms. Appendix I to this announcement sets out the sources and bases of certain financial and other information contained in this announcement. Appendix II to this announcement contains definitions of certain expressions and terms used in this announcement.

Lazard & Co., Limited, which is authorised and regulated in the UK by the FSA, is acting as financial adviser to Kraft Foods and no one else in connection with the contents of this announcement and the Offer and will not be responsible to any person other than Kraft Foods for providing the protections afforded to clients of Lazard & Co., Limited, nor for providing advice in relation to the Offer or any matters referred to herein.

Centerview Partners UK LLP, which is authorised and regulated in the UK by the FSA, is acting as financial adviser to Kraft Foods and no one else in connection with the contents of this announcement and the Offer and will not be responsible to any person other than Kraft Foods for providing the protections afforded to clients of Centerview Partners UK LLP, nor for providing advice in relation to the Offer or any matters referred to herein.

Citigroup Global Markets Limited, which is authorised and regulated in the UK by the FSA, is acting as financial adviser and corporate broker to Kraft Foods and no one else in connection with the contents of this announcement and the Offer and will not be responsible to any person other than Kraft Foods for providing the protections afforded to clients of Citigroup Global Markets Limited, nor for providing advice in relation to the Offer or any matters referred to herein.

Deutsche Bank AG is authorised under German Banking Law (competent authority: BaFin – Federal Financial Supervisory Authority) and authorised and subject to limited regulation by the FSA. Details about the extent of Deutsche Bank AG’s authorisation and regulation by the FSA are available on request. Deutsche Bank AG, London Branch (and its affiliates) are acting as financial adviser and corporate broker to Kraft Foods and no one else in connection with the contents of this announcement and the Offer and will not be responsible to any person other than Kraft Foods for providing the protections afforded to clients of Deutsche Bank AG, London Branch (or its affiliates), nor for providing advice in relation to the Offer or any matters referred to herein.

Each of Goldman Sachs International, Morgan Stanley & Co. Limited and UBS Investment Bank is acting exclusively for Cadbury and for no one else in connection to the matters referred to in this announcement and will not be responsible to anyone other than Cadbury for providing the protections afforded to their respective clients nor for providing advice in relation to such matters.

This announcement is not intended to, and does not, constitute or form part of any offer, invitation or the solicitation of an offer to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of, any securities, or the solicitation of any vote or approval in any jurisdiction, pursuant to this announcement or otherwise. The Offer is being made by the Original Offer Documents, the Final Offer Documents and the accompanying documentation. This announcement is not a prospectus and investors should not subscribe for any New Kraft Foods Shares except on the basis of information in the Prospectus (including the supplementary prospectuses) or the Registration Statement (as appropriate) which have been published and/or filed and which are available on Kraft Foods’ website (www.transactioninfo.com/kraftfoods/) from time to time. The New Kraft Foods Shares are not being offered to the public by means of this announcement.

This announcement has been prepared in accordance with English law and the Takeover Code and the information disclosed herein may not be the same as that which would have been prepared in accordance with the laws of jurisdictions outside England.

The release, publication or distribution of this announcement and any other applicable Offer-related documentation in jurisdictions other than the UK, the US, Canada, France, Ireland or Spain, and the availability of the Offer to Cadbury Securityholders who are not resident in the UK, the US, Canada, France, Ireland or Spain, may be affected by the laws or regulations of relevant jurisdictions. Therefore, any persons who are subject to the laws and regulations of any jurisdiction other than the UK, the US, Canada, France, Ireland or Spain, or Cadbury Securityholders who are not resident in such jurisdictions should inform themselves of and observe any applicable requirements.

The Offer is not being extended, and will not be extended, directly or indirectly, in or into, or by use of mails or any means or instrumentality (including, without limitation, electronic mail, facsimile transmission, telex, telephone, internet or other forms of electronic communication) of interstate or foreign commerce of, or any facilities of a national securities exchange of, any jurisdiction where to do so would violate the laws of that jurisdiction. Accordingly, copies of this announcement are not being, and must not be, directly or indirectly, mailed, transmitted or otherwise forwarded, distributed or sent in, into or from any Restricted Jurisdiction. Persons receiving this announcement (including, without limitation, custodians, nominees, and trustees) should observe these restrictions. Failure to observe these restrictions may render any purported acceptance of the Offer invalid.

Kraft Foods reserves the right to elect, with the agreement of Cadbury and the consent of the Panel (where necessary), to implement the acquisition of Cadbury by way of a court-approved scheme of arrangement in accordance with Part 26 of the 2006 Act. In such event, the acquisition will be implemented on substantially the same terms, subject to appropriate amendments, as those which apply to the Offer.

Notice to US investors

This announcement does not constitute, or form part of, any offer for, or any solicitation of any offer for securities, nor is it a solicitation of any vote or approval in any jurisdiction, nor will there be any purchase or transfer of the securities referred to in this announcement in any jurisdiction in contravention of applicable law or regulation.

The Offer is being made pursuant to applicable US tender offer rules and otherwise in accordance with the requirements of the Takeover Code. Accordingly, the Offer is subject to disclosure and other procedural requirements, including with respect to withdrawal rights, offer timetable, settlement procedures and timing of payments that may be different from those typically applicable under US domestic tender offer procedures and law.

The receipt of cash and New Kraft Foods Shares pursuant to the Offer by a United States holder of Cadbury Shares may be a taxable transaction for United States federal income tax purposes and under applicable US state and local, as well as foreign and other tax laws. Each holder of Cadbury Shares is urged to consult his independent professional adviser regarding the tax consequences of acceptance of the Offer.

Cadbury is incorporated under the laws of England and Wales. All or some of the directors of Cadbury are residents of countries other than the United States. As a result, it may not be possible for Cadbury US Shareholders to effect service of process within the United States upon Cadbury or such directors of Cadbury or to enforce against any of such directors judgements of the United States predicated upon the civil liability provisions of the federal securities laws of the United States. It may not be possible to sue Cadbury or its officers or directors in a non-US court for violations of US securities laws.

Forward-looking statements

Certain statements contained or incorporated by reference in this announcement may constitute “forward-looking statements”. All statements in this announcement, other than those relating to historical information or current condition, are forward-looking statements. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond the control of Kraft Foods, that could cause Kraft Foods’ actual results to differ materially from those indicated in any such statements. Such factors include, but are not limited to, continued volatility of input costs, pricing actions, increased competition, Kraft Foods’ ability to differentiate its products from retailer brands, unanticipated expenses in connection with litigation, settlement of legal disputes, regulatory investigations or enforcement actions, Kraft Foods’ indebtedness and ability to pay its indebtedness, the shift in consumer preference to lower priced products, risks from operating outside the US, tax law changes, failure to obtain necessary regulatory approvals or required financing or to satisfy any of the other Conditions of the Offer, adverse effects on the market price of Kraft Foods Shares and on Kraft Foods’ operating results because of a failure to complete the proposed acquisition, failure to realise the expected benefits of the proposed acquisition, significant transaction costs and/or unknown liabilities and general economic and business conditions that affect the Combined Group following the completion of the proposed acquisition. For more information on these and other factors that could affect Kraft Foods’ forward-looking statements, please also see the section entitled “Risk Factors” in the Prospectus or in the Original US Offer Document, as applicable, and the risk factors in Kraft Foods’ filings with the SEC, including Kraft Foods’ most recently filed annual report on Form 10-K and subsequent reports on Forms 10-Q and 8-K. Kraft Foods disclaims and does not undertake any obligation to update or revise any forward-looking statement in this announcement except as required by applicable law or regulation.

Additional US-related information

Kraft Foods has filed the Registration Statement and tender offer documents with the SEC, which will be amended to reflect the terms of the Offer, and Cadbury will file an amendment to its solicitation / recommendation statement on Schedule 14D-9 in connection with the Final Offer . Cadbury US Shareholders, Cadbury Canadian Shareholders and Cadbury ADS Holders, wherever located, should read those filings, and any other filings to be made by Kraft Foods and Cadbury with the SEC in connection with the Offer as they contain important information. Those documents, as well as Kraft Foods’ other public filings with the SEC may be obtained without charge at the SEC’s website at www.sec.gov and at Kraft Foods’ website at www.kraftfoodscompany.com. In this announcement, Kraft Foods has presented the Offer by referring to multiples of Cadbury’s underlying earnings per share and underlying EBITDA under IFRS. Underlying earnings per share and EBITDA are non-US GAAP measures for IFRS purposes. The Registration Statement includes a discussion of the reasons why Kraft Foods’ management believes that Kraft Foods’ presentation of multiples of Cadbury’s underlying earnings per share and underlying EBITDA under IFRS provides useful information to Cadbury Securityholders and disclosure of the limitations of underlying earnings per share and EBITDA as an analytical tool.

APPENDIX I: SOURCES AND BASES

(a)	Unless otherwise stated, financial and other information concerning Cadbury and Kraft Foods has been extracted from published sources or from Kraft Foods’ management sources.

(b)	Cadbury’s issued and to be issued share capital is based upon 1,373,872,386 Cadbury Shares in issue as at 18 January 2010 as disclosed by Cadbury in its Regulatory Information Service announcement made in accordance with Rule 2.10 of the Takeover Code dated 18 January 2010 and 39,310,631 Cadbury Shares that could be issued to satisfy the exercise and vesting of options and awards under the Cadbury Share Schemes (assuming exercise and vesting of such options and awards in full) as at the close of business on 14 January 2010 based on the figure of 39,478,935 Cadbury Shares disclosed in the Cadbury Second Defence Document as updated by figures disclosed on behalf of Cadbury to Lazard & Co., Limited on 15 January 2010 for the purposes of Note 3 on Rule 10 of the Takeover Code.

(c)	The stated share prices of Cadbury are based on the closing middle-market prices as derived from the daily official list of the London Stock Exchange on any particular date.

(d)	The stated exchange rate of USD 1.63 to GBP 1.00 is as quoted by WM / Reuters on 18 January 2010.

(e)	The share prices of Kraft Foods are based on the closing prices provided by the NYSE on any particular date.

(f)	The Final Offer value per Cadbury Share is based on the cash value of 500 pence and 0.1874 New Kraft Foods Shares offered per Cadbury Share, the Kraft Foods closing share price of USD 29.58 as at 15 January 2010 and the exchange rate of USD 1.63 to GBP 1.00 (as quoted by the NYSE and WM / Reuters on 18 January 2010, the last trading day preceding this announcement).

(g)	The issuance of New Kraft Foods Shares and their value as a percentage of the existing and enlarged share capital is based on:

(i)	1,413,183,017 Cadbury Shares in issue and to be issued as in (b) above;

(ii)	the number of New Kraft Foods Shares offered for each Cadbury Share pursuant to the Final Offer resulting in 264,830,497 Kraft Foods Shares in total being issued to Cadbury Securityholders;

(iii)	1,478,590,016 Kraft Foods Shares in issue as announced by Kraft Foods on 18 January 2010 for the purpose of Rule 2.10 of the Takeover Code; and

(iv)	the enlarged issued share capital of 1,743,420,513 Kraft Foods Shares (which is the sum of (g)(ii) and (h)(iii) above).

(h)	The stated Final Offer enterprise value to underlying 2009 EBITDA multiple of 13.0 times is based on:

(i)	Cadbury’s stated estimate of underlying 2009 EBITDA in the Cadbury Second Defence Document, where Cadbury states that its estimate comprises underlying profit and underlying depreciation and amortisation. Underlying is defined by Cadbury to mean adjusted for restructuring costs, non-trading items, amortisation and impairment of acquisition intangibles, derivative accounting and any associated tax effect; and

(ii)	an estimated enterprise value of GBP 13.3 billion, based on the sum of Cadbury’s net debt (excluding hedging instruments) of GBP 1,375 million minus adjustments of GBP 9 million for book value of associates, trade investments and minority interests as at 31 December 2009, plus GBP 141 million for the cost of the Special Dividend minus GBP 99 million which would be received from the exercise of options pursuant to the adjustment to the number of shares as stated in (b) if all options that Cadbury has disclosed as outstanding as at 14 January 2010 were exercised in full (the amount actually received by Cadbury will depend on the extent to which options vest and the extent to which vested options are exercised and is likely to be lower than the maximum amount) and an Offer value of GBP 11.9 billion (as justified by (b), (d) and (e) above).

(i)	The statement that Kraft Foods has historically traded on a current year price earnings multiple broadly in line with that of the S&P 500 Index is based on the average current year price earnings multiples over the five year period ended 15 January 2010 (the last trading day preceding this announcement) for Kraft Foods and the S&P 500 Index of 16.2 times and 15.7 times respectively as sourced from Factset.

(j)	The increase of approximately 5.3 per cent. in the price of Kraft Foods Shares from 4 September 2009 to 15 January 2010 is based on the closing share price of USD 28.10 per Kraft Foods Share on 4 September 2009 (the last Business Day preceding the announcement by Kraft Foods of a possible offer for Cadbury) and the closing share price of USD 29.58 per Kraft Foods Share on 15 January 2010 (the last trading day preceding this announcement).

(k)	The increase in the S&P 500 Index of approximately 11.8 per cent. from 4 September 2009 to 15 January 2010 is based on the closing S&P 500 Index value of 1,016 on 4 September 2009 (the last Business Day preceding the announcement by Kraft Foods of a possible offer for Cadbury) and the closing S&P 500 Index value of 1,136 on 15 January 2010 (the last trading day preceding this announcement) as sourced from Datastream.

(l)

The stated historical 2009 price earnings ratio of Kraft Foods of 14.8 times is based on the closing share price of USD 29.58 per Kraft Foods Share as at 15 January 2010 (the last trading day preceding this announcement) and the Kraft Foods guidance for 2009 diluted earnings per share of at least USD 2.00(5). The historical 2009 price earnings multiple of the S&P 500 Index of 24.4 times is sourced from Factset as at 15 January 2010 (the last trading day preceding this announcement).

(m)	The quoted analyst consensus price target for Kraft Foods of USD 32.67 and percentage of “buy” or “hold” recommendations of 92 per cent. are sourced from Bloomberg as at 15 January 2010 (the last trading day preceding this announcement).

(n)	The stated dividend yield of approximately 4 per cent. for Kraft Foods is sourced from Bloomberg as at 15 January 2010 (the last trading day preceding this announcement).

(o)	The statement that Kraft Foods expects the Final Offer will be approximately USD 0.05 accretive to earnings per share on a cash basis in 2011 is based on Kraft Foods’ internal projections for the Kraft Foods Group and those of the Combined Group.

(p)	The statement that Kraft Foods expects the Final Offer will deliver a mid teens return on investment is based on Kraft Foods’ internal projections for the Kraft Foods Group and those of the Combined Group.

APPENDIX II: DEFINITIONS

In this announcement, the following definitions apply unless the context requires otherwise:

“1985 Act”	the Companies Act 1985 of the UK

“2006 Act”	the Companies Act 2006 of the UK

“Acceptance Condition”	the Condition set out in paragraph 1(a) of Appendix I to the Original Offer Document

“Acceptance Forms”	the Original Acceptance Forms and the Final Acceptance Forms

“Business Day”	any day on which banks are generally open in London for the transaction of general banking business, other than Saturday or Sunday or a public holiday

“Cadbury”	Cadbury plc, incorporated under the 1985 Act with registered number 06497379

“Cadbury ADS Holders”	holders of Cadbury ADSs

“Cadbury ADSs”	American Depositary Shares in respect of and each representing four Cadbury Shares (and, for the purposes of this announcement shall be deemed to include the Cadbury Shares represented thereby)

“Cadbury Annual Report and Accounts”	Cadbury’s annual report and accounts for the year ended 31 December 2008

“Cadbury Canadian Shareholder”	a Cadbury Shareholder resident in Canada

“Cadbury First Defence Document”	the first defence document relating to the Original Offer published by Cadbury on 14 December 2009

“Cadbury Group”	Cadbury and its subsidiary undertakings and, where the context permits, each of them

“Cadbury Half Yearly Report”	the half yearly report issued by Cadbury on 29 July 2009

“Cadbury Second Defence Document”	the second defence document relating to the Original Offer published by Cadbury on 12 January 2010 and updated on 14 January 2010

“Cadbury Securityholders”	Cadbury Shareholders and/or Cadbury ADS Holders (as the context requires)

“Cadbury Share Schemes”	Cadbury Schweppes Savings-Related Share Option Scheme 1982, Cadbury plc 2008 Savings-Related Share Option Scheme, Cadbury Schweppes Share Option Plan 1994, Cadbury Schweppes Share Option Plan 2004, Cadbury Schweppes (New Issue) Share Option Plan 2004, Cadbury Schweppes Irish Savings Related Share Option Scheme, Cadbury plc 2008 Irish Savings-Related Share Option Scheme, Cadbury Schweppes Irish AVC Savings-Related Share Option Scheme, Cadbury plc 2008 Irish AVC Savings-Related Share Option Scheme, Cadbury Schweppes International Savings-Related Share Option Scheme 1998, Cadbury plc 2008 International Savings-Related Share Option Scheme, Cadbury Schweppes plc US Employees Share Option Plan 2005, Cadbury plc 2008 US Employees Share Option Plan, Cadbury Schweppes plc Americas Employee Share Option Plan 2005, Cadbury plc 2008 Americas Employee Share Option Plan, Cadbury Schweppes Long-term Incentive Plans 1997 and 2004, Cadbury Schweppes Bonus Share Retention Plan 2004, Cadbury Schweppes International Share Award Plan, Cadbury plc 2008 Bonus Share Retention Plan, Cadbury plc 2008 Long-term Incentive Plan, Cadbury plc 2008 International Share Award Plan and Cadbury plc 2008 Share Option Plan

“Cadbury Shareholders”	holders of Cadbury Shares

“Cadbury Shares”	the existing unconditionally allotted or issued and fully paid (or credited as fully paid) ordinary shares of 10 pence each in the capital of Cadbury (including those represented by Cadbury ADSs) and any further such shares which are unconditionally allotted or issued and fully paid (or credited as fully paid) before the Offer closes (or before such earlier time as Kraft Foods may, subject to the Takeover Code, decide), but excluding in both cases any such shares held or which become held in treasury

“Cadbury US Shareholder”	a US holder (within the meaning of Rule 14d-1(d) under the US Securities Exchange Act) of Cadbury Shares

“CDI”	a CREST depositary interest representing an entitlement to a share

“Combined Group”	the Cadbury Group and the Kraft Foods Group, following completion of the Final Offer

“Conditions”	the conditions of the Final Offer set out in Part A of Appendix I to the Original Offer Document and Part A of Appendix A to the Original US Offer Document and “Condition” means any one of them

“CREST”	the relevant system (as defined in the Regulations) in respect of which Euroclear is the operator (as defined in the Regulations)

“Final Acceptance Forms”	the Final Form of Acceptance, the Final ADS Letter of Transmittal and any other form to be issued by or on behalf of Kraft Foods in connection with the acceptance of the Final Offer

“Final ADS Letter of Transmittal”	the ADS Letter of Transmittal for use by Cadbury ADS Holders in connection with the acceptance of the Final Offer in respect of Cadbury Shares represented by Cadbury ADSs

“Final Form of Acceptance”	a revised Form of Acceptance to be issued in connection with the acceptance of the Final Offer

“Financial Advisers”	Lazard & Co., Limited, Centerview Partners UK LLP, Citigroup Global Markets and Deutsche Bank AG, London Branch (and its affiliates)

“Financial Services Authority” or “FSA”	the UK Financial Services Authority

“Final Offer”	the Offer, as revised, and being made available to accepting Cadbury Securityholders as described in this announcement and on the terms to be set out in the Final Offer Documents

“Final Offer Document”	the revised offer document to be issued in connection with the Final Offer and containing the revised terms of the Final Offer and which will be sent to Cadbury Shareholders other than Cadbury US Shareholders, Cadbury Canadian Shareholders and Cadbury ADS Holders

“Final Offer Documents”	the Final Offer Document and the Final US Offer Document

“Final US Offer Document”	the prospectus/offer to exchange to be included in the Registration Statement after the date of this announcement which will be sent to Cadbury US Shareholders, Cadbury Canadian Shareholders and Cadbury ADS Holders, as such may be amended from time to time

“Form of Acceptance”	a form of acceptance, authority and election for use by Cadbury Shareholders in connection with acceptance of the Final Offer, or historically, the Original Offer

“IFRS”	international financial reporting standards and international accounting standards and interpretations thereof, approved or published by the International Accounting Standards Board and adopted by the European Union

“Initial Offer Period”	the period during which the Offer remains conditional, which commenced on 4 December 2009 and expires on the earliest of (i) the Offer lapsing (ii) the Offer becoming or being declared wholly unconditional in accordance with its terms and (iii) 1.00 p.m. (London time) / 8.00 am (New York City time) on 2 February 2010 (or such later date as agreed with the Panel)

“Kraft Foods”	Kraft Foods Inc.

“Kraft Foods Board”	the board of directors of Kraft Foods

“Kraft Foods CDIs”	dematerialised CREST depositary interests representing New Kraft Foods Shares

“Kraft Foods Directors”	the directors of Kraft Foods

“Kraft Foods Group”	Kraft Foods and its subsidiary undertakings and, where the context permits, each of them

“Kraft Foods Shareholders”	holders of Kraft Foods Shares

“Kraft Foods Shares”	shares of class A common stock of no par value in the capital of Kraft Foods

“London Stock Exchange”	London Stock Exchange plc or its successor

“Mix and Match Facility”	the mix and match facility under which Cadbury Securityholders are able to elect, subject to availability and off-setting elections, to vary the proportion of New Kraft Foods Shares and cash consideration they will receive pursuant to the Final Offer

“Morgan Stanley”	Morgan Stanley & Co. Limited

“New Kraft Foods Shares”	the new Kraft Foods Shares proposed to be issued in connection with the Final Offer

“Offer”	the offer made by Kraft Foods to acquire all the Cadbury Shares (including those represented by Cadbury ADSs) subject to the conditions set out in the Original Offer Documents, and on the terms set out in the Original Offer Documents, the Final Offer Documents and the Acceptance Forms (and, where the context so requires, any subsequent revision, variation, extension or renewal of such offer, including any election or alternative available in connection with it) and, unless the context otherwise requires, such term includes the Final Offer

“Original Acceptance Forms”	the Original Form of Acceptance and the Original ADS Letter of Transmittal or any other form issued by or on behalf of Kraft Foods prior to the date of this announcement in connection with the acceptance of the Original Offer and “Original Acceptance Form” means any of them

“Original ADS Letter of Transmittal”	the ADS Letter of Transmittal issued prior to the date of this announcement for use by Cadbury ADS Holders in connection with the acceptance of the Original Offer in respect of Cadbury Shares represented by Cadbury ADSs

“Original Form of Acceptance”	a form of acceptance, authority and election issued prior to the date of this announcement for use by Cadbury Shareholders in connection with the acceptance of the Original Offer

“Original Offer”	the Offer, as made by Kraft Foods on 4 December 2009 on the terms and subject to the conditions set out in the Original Offer Documents and the Original Acceptance Forms

“Original Offer Document”	the offer document dated 4 December 2009 in connection with the Original Offer, pursuant to which Kraft Foods made the Original Offer to Cadbury Shareholders other than Cadbury US Shareholders, Cadbury Canadian Shareholders and Cadbury ADS Holders

“Original Offer Documents”	the Original Offer Document and the Original US Offer Document

“Original US Offer Document”	the prospectus/offer to exchange, as amended prior to the date of this announcement, included in the Registration Statement and pursuant to which Kraft Foods made the Original Offer to Cadbury US Shareholders, Cadbury Canadian Shareholders and Cadbury ADS Holders

“Panel”	the Panel on Takeovers and Mergers

“pounds sterling”, “sterling” or “GBP”	UK pounds sterling, as the lawful currency of the UK (and any references to “pence” shall be construed accordingly)

“Profit Estimate”	the statements regarding diluted earnings per share for the year ended 31 December 2009 and contained in this announcement

“Prospectus”	the prospectus relating to Kraft Foods dated 4 December 2009 in respect of New Kraft Foods Shares issued in connection with the Offer

“Receiving Agent”	Computershare Investor Services PLC of 2nd Floor, Vintners’ Place, 68 Upper Thames Street, London EC4V 3BJ (tel: from inside the UK, 0870 889 3144 and from outside the UK, +44 870 889 3144)

“Registration Statement”	the Registration Statement on Form S-4 relating to New Kraft Foods Shares offered as consideration pursuant to the Offer, filed by Kraft Foods with the SEC under the US Securities Act on 4 December 2009, as such may be amended from time to time

“Regulations”	the Uncertificated Securities Regulations 2001 of the UK

“Restricted Jurisdiction”	any jurisdiction where the extension or acceptance of the Offer or where sending or making available information concerning the Offer to Cadbury Securityholders in such jurisdiction would violate the laws of that jurisdiction or would require registration of the New Kraft Foods Shares (except the US)

“SEC”	the US Securities and Exchange Commission

“Subsequent Offer Period”	the period commencing immediately after the end of the Initial Offer Period during which the Offer will remain open for acceptance

“Special Dividend”	the dividend of 10 pence per Cadbury Share

“subsidiary undertaking” and “undertaking”	shall be construed in accordance with the 2006 Act

“Takeover Code”	The UK City Code on Takeovers and Mergers

“UBS” or “UBS Investment Bank”	UBS Limited, a company incorporated in England and Wales with registered number 2035362

“UK” or “United Kingdom”	the United Kingdom of Great Britain and Northern Ireland

“US” or “United States”	the United States of America, its territories and possessions, any state of the United States and the District of Columbia

“US GAAP”	generally accepted accounting principles in the US

“US Information Agent”	Georgeson, Inc. of 199 Water Street, 26th Floor, New York, NY 10038-3560 (tel: from outside the US, +1 212 806 6859 and from inside the US, 800 868 1391)

“US Securities Act”	the US Securities Act of 1933, and the rules and regulations promulgated thereunder

“US Securities Exchange Act”	the US Securities Exchange Act of 1934, and the rules and regulations promulgated thereunder

“USD”, “dollars”, “US dollars” or “$”	US dollars, as the lawful currency of the United States (and any references to cents shall be construed accordingly)

All times referred to are London time unless otherwise stated.

All references to legislation in this announcement are to the legislation of England and Wales unless the contrary is indicated. Any reference to any provision of any legislation shall include any amendment, modification, re-enactment or extension thereof.

Words importing the singular shall include the plural and vice versa, and words importing the masculine gender shall include the feminine or neutral gender.

January 19, 2010

Dear Fellow Shareholder:

We are pleased to provide you with an update on our proposed acquisition of Cadbury plc.

Today, we made a final offer that the Board of Directors of Cadbury plc has unanimously recommended that its shareholders accept. Our final offer consists of 500 pence in cash and 0.1874 shares of Kraft Foods common stock for each outstanding Cadbury ordinary share, including each Cadbury ordinary share represented by a Cadbury American Depositary Share. We reached this excellent result by maintaining a highly disciplined approach, staying well within our stated financial criteria and focusing on the compelling rationale for combining Kraft Foods and Cadbury.

From a financial perspective, we expect the transaction to deliver excellent returns to our shareholders. We believe it will:

•

be approximately $0.05 accretive to earnings per share in 2011 on a cash basis (which excludes the one-time expenses related to the acquisition and the impact of non-cash items such as the amortization of intangibles from the acquisition);

•	yield a mid-teens internal rate of return;

•	enable us to maintain our investment-grade rating; and

•	enable us to maintain our dividend per share.

Further, we expect to increase our long-term revenue growth target to 5+% and our long-term EPS growth target to 9-11%.

From a strategic perspective, we believe the combination of Kraft Foods and Cadbury will:

•	create a strong combined portfolio with leading market positions in the fast-growing confectionery category;

•	have a significantly strengthened footprint in developing markets, with enhanced scale;

•	benefit from world-class infrastructure in traditional and instant consumption channels; and

•	offer meaningful revenue synergies and significant cost savings.

Put simply, we believe that Kraft Foods and Cadbury are a perfect strategic fit. With Cadbury’s support and cooperation, we can move quickly and efficiently to realize the full benefits that we expect from this transaction.

Your Board is pleased that we have fulfilled the desire expressed by many of you to minimize our use of Kraft Foods stock in the transaction. The final offer greatly reduces the number of Kraft Foods shares we will issue to acquire Cadbury to an estimated 265 million shares from as many as 370 million shares in our prior offer.

The aggregate share component of the final offer is below the 20% threshold set by the New York Stock Exchange rules for shareholder approval. As a result, we do not have a basis under UK regulations to condition the final offer we announced today on a shareholder vote. Accordingly, the Special Meeting that we had scheduled for February 1, 2010 is canceled.

1

On behalf of your Board, I thank you for your continued support. I am pleased that we are pursuing this transformational acquisition in a way that we believe will deliver significant long-term value for Kraft Foods and all of our shareholders.

Sincerely,

Irene B. Rosenfeld
Chairman of the Board and Chief Executive Officer

Forward-Looking Statements

This letter contains forward-looking statements regarding Kraft Foods’ offer to combine with Cadbury. Such statements include, but are not limited to, statements about the benefits of the proposed combination and other such statements that are not historical facts, which are or may be based on Kraft Foods’ plans, estimates and projections. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond Kraft Foods’ control, that could cause Kraft Foods’ actual results to differ materially from those indicated in any such forward-looking statements. Such factors include, but are not limited to, failure to obtain necessary regulatory approvals or required financing or to satisfy any of the other conditions to the offer, and the risk factors, as they may be amended from time to time, set forth in Kraft Foods’ filings with the US Securities and Exchange Commission (“SEC”), including the registration statement on Form S-4, as amended from time to time, filed by Kraft Foods in connection with the offer, Kraft Foods’ most recently filed Annual Report on Form 10-K and subsequent reports on Forms 10-Q and 8-K. Kraft Foods disclaims and does not undertake any obligation to update or revise any forward-looking statement in this letter, except as required by applicable law or regulation.

Additional US-Related Information

This letter is provided for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of Cadbury or Kraft Foods. Kraft Foods has filed a registration statement and tender offer documents with the SEC, which will be amended to reflect the terms of the recommended offer, and Cadbury will file an amendment to its solicitation/recommendation statement on Schedule 14D-9 in connection with the recommended offer. Cadbury shareholders who are U.S. or Canadian residents and holders of Cadbury American Depositary Shares, wherever located, should read those filings, and any other filings to be made by Kraft Foods and Cadbury with the SEC in connection with the recommended offer, as they will contain important information. Those documents, when available, as well as Kraft Foods’ other public filings with the SEC, may be obtained without charge at the SEC’s website at www.sec.gov and at Kraft Foods’ website at www.kraftfoodscompany.com

2

Cadbury Board Unanimously Recommends Our Final Offer

January 19, 2010—I’m delighted to share exciting news about a major step forward in our effort to acquire Cadbury.

Today, we made our final offer for Cadbury, which its board of directors has unanimously recommended that its shareholders accept. The offer consists of 500 pence in cash and .1874 shares of Kraft Foods stock for each share of Cadbury stock. You can read all the details about the offer in the press release that we’ve just issued.

This will be a transformational acquisition that we believe will deliver significant long-term value for Kraft Foods and all of our shareholders. We believe the combination of Kraft Foods and Cadbury will:

•	Create a strong combined portfolio with leading market positions in the fast-growing confectionery category;

•	Have significantly enhanced scale and a strengthened footprint in developing markets;

•	Benefit from best-in-class infrastructure in traditional and instant consumption channels; and

•	Offer meaningful revenue synergies and significant cost savings.

Put simply, we believe that Kraft Foods and Cadbury are a powerful combination.

This is an historic moment for Kraft Foods and Cadbury that we’ve reached by focusing on the compelling rationale for combining these two great companies; maintaining a highly disciplined approach to the transaction, and staying well within our stated financial criteria.

Up next: Cadbury shareholders have until February 2 to tender their shares to us. With the support of Cadbury’s Board, we expect that the offer process will move quickly to a successful conclusion.

Meanwhile, there is still much work to do to complete the transaction and to prepare for integrating our two companies to ensure that we can create the “best of both.” Cadbury has a long history and is rightly proud of its heritage, its brands and its products. We should all continue our planning full speed ahead, but I would ask that you not yet reach out to friends or counterparts at Cadbury. We will keep you posted on our integration plans, including the timetable for reaching out to people at Cadbury.

I know you share my enthusiasm as we execute our plans to create a global powerhouse in snacks, confectionery and quick meals. Thanks to everyone for all the work that has led to getting us this far. I knew I could count on you!

Forward-Looking Statements

This note contains forward-looking statements regarding Kraft Foods’ offer to combine with Cadbury. Such statements include, but are not limited to, statements about the benefits of the proposed combination and other such statements that are not historical facts, which are or may be based on Kraft Foods’ plans, estimates and projections. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond Kraft Foods’ control, that could cause Kraft Foods’ actual results to differ materially from those indicated in any such forward-looking statements. Such factors include, but are not limited to, failure to obtain necessary regulatory approvals or required financing or to satisfy any of the other conditions to the offer, and the risk factors, as they may be amended from time to time, set forth in Kraft Foods’ filings with the US Securities and Exchange Commission (“SEC”), including the registration statement on Form S-4, as amended from time to time, filed by Kraft Foods in connection with the offer, Kraft Foods’ most recently filed Annual Report on Form 10-K and subsequent reports on Forms 10-Q and 8-K. Kraft Foods disclaims and does not undertake any obligation to update or revise any forward-looking statement in this note, except as required by applicable law or regulation.

Additional US-Related Information

This note is provided for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of Cadbury or Kraft Foods. Kraft Foods has filed a registration statement and tender offer documents with the SEC, which will be amended to reflect the terms of the recommended offer, and Cadbury will file an amendment to its solicitation/recommendation statement on Schedule 14D-9 in connection with the recommended offer. Cadbury shareholders who are U.S. or Canadian residents and holders of Cadbury American Depositary Shares, wherever located, should read those filings, and any other filings to be made by Kraft Foods and Cadbury with the SEC in connection with the recommended offer, as they will contain important information. Those documents, when available, as well as Kraft Foods’ other public filings with the SEC, may be obtained without charge at the SEC’s website at www.sec.gov and at Kraft Foods’ website at www.kraftfoodscompany.com

RECOMMENDED FINAL* OFFER BY KRAFT FOODS INC. FOR CADBURY PLC

NOTIFICATION OF PUBLICATION OF REVISED OFFER DOCUMENTS

THE OFFER

On December 4, 2009 Kraft Foods Inc. (“Kraft Foods”) published formal documentation relating to its offer for the whole of the issued and to be issued share capital of Cadbury plc (the “Offer”), including the prospectus/offer to exchange and related transmittal materials.

On January 5, 2010, Kraft Foods announced that it would publish revised offer documentation on or before January 19, 2010.

On January 19, 2010, Kraft Foods announced the detailed terms of its recommended final* offer for Cadbury plc (the “Final Offer”).

WEBSITE NOTIFICATION

The purpose of this document is to give you notice that revised offer documents (the “Final Offer Documents”), which set out the terms of the Final Offer, have been published on Kraft Foods’ website at www.transactioninfo.com/kraftfoods.

This document is not a summary of the information in the Final Offer Documents and is not a substitute for reading the relevant Final Offer Document in full.

RIGHT TO REQUEST HARD COPIES

A hard copy of the relevant Final Offer Document and, if applicable, a revised form of acceptance and/or ADS letter of transmittal to be issued in connection with the Final Offer will be sent to you in due course. Should you wish to receive a copy of the relevant Final Offer Document and/or the revised form of acceptance or ADS letter of transmittal urgently, you should contact Georgeson, Inc. (acting as Kraft Foods’ U.S. information agent) at (800) 868-1391 (from within the U.S.) or at (212) 806-6859 (from outside the U.S.) to arrange this.

You may also request a further copy of the relevant Final Offer Document and/or copies of any information incorporated into it by reference in hard copy form. A hard copy of such documents will not be sent to you unless requested from Georgeson, Inc. in writing at 199 Water Street, 26th Floor, New York, NY, 10038-3560, or by telephone at (800) 868-1391 (from within the U.S.) or at (212) 806-6859 (from outside the U.S).

You may also request that all future documents, announcements and information sent to you in relation to the Offer should be sent to you in hard copy form, again by writing to the address or by calling the telephone numbers set out above.

RESPONSIBILITY

The directors of Kraft Foods, whose names are set out below, accept responsibility for the information contained in this document. To the best of the knowledge and belief of the directors of Kraft Foods (who have taken all reasonable care to ensure that such is the case), such information is in accordance with the facts and does not omit anything likely to affect the import of such information.

*	The Offer is final and will not be increased, except that Kraft Foods reserves the right to increase the Offer if there is an announcement on or after the date hereof of an offer or a possible offer for Cadbury by a third party offeror or potential offeror.

DIRECTORS

The directors of Kraft Foods and their positions in Kraft Foods are as follows:

Name	Position
Irene B. Rosenfeld	Director, Chairman and Chief Executive Officer
Ajaypal S. Banga	Director
Myra M. Hart	Director
Lois D. Juliber	Director
Mark D. Ketchum	Director
Richard A. Lerner, M.D.	Director
Mackey J. McDonald	Director
John C. Pope	Director
Fredric G. Reynolds	Director
Jean-Francois M. L. van Boxmeer	Director
Deborah C. Wright	Director
Frank G. Zarb	Director

DEALING DISCLOSURE REQUIREMENTS

Under the provisions of Rule 8.3 of the U.K. Takeover Code (the “Code”), if any person is or becomes “interested” (directly or indirectly) in 1 per cent. or more of any class of “relevant securities” of Kraft Foods or of Cadbury plc, all “dealings” in any “relevant securities” of that company (including by means of an option in respect of, or a derivative referenced to, any such “relevant securities”) must be publicly disclosed by no later than 10:30 a.m. (New York City time) / 3:30 p.m. (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the Offer becomes, or is declared, unconditional as to acceptances, lapses or is otherwise withdrawn or on which the “offer period” otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an “interest” in “relevant securities” of Kraft Foods or of Cadbury plc, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the Code, all “dealings” in “‘relevant securities” of Kraft Foods or Cadbury plc by Kraft Foods or Cadbury plc, or by any of their respective “associates”, must be disclosed by no later than 7:00 a.m. (New York City time) / 12:00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose “relevant securities” “dealings” should be disclosed, and the number of such securities in issue, can be found on the website of the U.K. Panel on Takeovers and Mergers (the “U.K. Takeover Panel”) at www.thetakeoverpanel.org.uk.

“Interests in securities” arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of “relevant securities”. In particular, a person will be treated as having an “interest” by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Code, which can also be found on the U.K. Takeover Panel’s website. If you are in any doubt as to whether or not you are required to disclose a “dealing” under Rule 8, you should consult the U.K. Takeover Panel.

FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements regarding the Offer. Such statements include, but are not limited to, statements about the benefits of the proposed combination and other such statements that are not

2

historical facts, which are or may be based on Kraft Foods’ plans, estimates and projections. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond Kraft Foods’ control, that could cause Kraft Foods’ actual results to differ materially from those indicated in any such forward-looking statements. Such factors include, but are not limited to, failure to obtain necessary regulatory approvals or required financing or to satisfy any of the other conditions to the Offer, and the risk factors set forth in Kraft Foods’ filings with the U.S. Securities and Exchange Commission (“SEC”), including the registration statement on Form S-4 filed by Kraft Foods in connection with the offer, Kraft Foods’ most recently filed Annual Report on Form 10-K and subsequent reports on Forms 10-Q and 8-K. Kraft Foods disclaims and does not undertake any obligation to update or revise any forward-looking statement in this document, except as required by applicable law or regulation.

ADDITIONAL U.S.-RELATED INFORMATION

This document is provided for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of Cadbury plc or Kraft Foods. Kraft Foods has filed a registration statement and tender offer documents with the SEC in connection with the Offer. Cadbury plc shareholders who are U.S. or Canadian residents and holders of Cadbury plc American Depositary Receipts, wherever located, should read those filings, and any other filings made by Kraft Foods with the SEC in connection with the proposed combination, as they contain important information. Those documents, as well as Kraft Foods’ other public filings with the SEC, may be obtained without charge at the SEC’s website at www.sec.gov and at Kraft Foods’ website at www.kraftfoodscompany.com.

3

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF THAT JURISDICTION

KRAFT FOODS TO HOST INVESTOR CONFERENCE CALL TO DISCUSS RECOMMENDED FINAL OFFER FOR CADBURY PLC

Analyst and Investor Conference. Call Today at 8:00 a.m. EST/7:00 a.m. CST/1:00 p.m. GMT on Tuesday, Jan. 19, for U.S. and U.K investors

Northfield, Illinois, Jan. 19/PRNewswire/ — Kraft Foods Inc. (NYSE: KFT) will be conducting an analyst and investor conference call today to discuss its recommended final offer for Cadbury plc (LSE: CBRY). The company will hold the call today at 8:00 a.m. EST/7:00 a.m. CST/1:00 p.m. GMT. Chairman and Chief Executive Officer Irene B. Rosenfeld and Timothy McLevish, Chief Financial Officer, will be presenting on the call.

Participants can access the Tuesday, Jan. 19 conference call by dialing +1 866 966 5335 in the U.S., 0800 358 6540 in the UK and +44 207 663 4861 elsewhere. A replay of the conference call will be available approximately two hours following the conclusion of the call. It can be accessed by dialing +1 866 583 1039. Callers in locations other than the U.S. can access the replay by dialing +44 208 196 1998. All callers can use the conference code 7973201#.

For information on the recommended final offer, please go to www.transactioninfo.com/kraftfoods.

FORWARD-LOOKING STATEMENTS

This announcement contains forward-looking statements regarding Kraft Foods’ recommended offer to combine with Cadbury. Such statements include, but are not limited to, statements about the benefits of the proposed combination and other such statements that are not historical facts, which are or may be based on Kraft Foods’ plans, estimates and projections. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond Kraft Foods’ control, that could cause Kraft Foods’ actual results to differ materially from those indicated in any such forward-looking statements. Such factors include, but are not limited to, failure to obtain necessary regulatory approvals or required financing or to satisfy any of the other conditions to the offer, and the risk factors, as they may be amended from time to time, set forth in Kraft Foods’ filings with the US Securities and Exchange Commission (“SEC”), including the registration statement on Form S-4, as amended from time to time, filed by Kraft Foods in connection with the offer, Kraft Foods’ most recently filed Annual Report on Form 10-K and subsequent reports on Forms 10-Q and 8-K. Kraft Foods disclaims and does not undertake any obligation to update or revise any forward-looking statement in this announcement, except as required by applicable law or regulation.

ADDITIONAL U.S.-RELATED INFORMATION

This announcement is provided for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of Cadbury or Kraft Foods. Kraft Foods has filed a registration statement and tender offer documents with the SEC, which will be amended to reflect the terms of the recommended offer, and Cadbury will file an amendment to its solicitation/recommendation statement on Schedule 14D-9 in connection with the recommended offer. Cadbury shareholders who are U.S. or Canadian residents and holders of Cadbury American Depositary Shares, wherever located, should read those filings, and any other filings to be made by Kraft Foods and Cadbury with the SEC in connection with the recommended offer, as they will contain important information. Those documents, when available, as well as Kraft Foods’ other public filings with the SEC, may be obtained without charge at the SEC’s website at www.sec.gov and at Kraft Foods’ website at www.kraftfoodscompany.com.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF THAT JURISDICTION

Enquiries:

Kraft Foods

Perry Yeatman (Media)	+1 847 646 4538
Chris Jakubik (Investors)	+1 847 646 5494

Brunswick Group

Richard Jacques	+44 20 7404 5959
Steve Lipin	+1 212 333 3810

A Perfect Combination January 19, 2010 +

Forward-looking statements
2
This slide presentation contains forward-looking statements regarding our offer to combine with Cadbury, including but not limited to statements regarding our beliefs that: the recommended offer delivers compelling value for Cadbury shareholders, represents an attractive premium and price at 13.0x multiple of 2009
EBITDA, and provides Cadbury shareholders with value certainty and the opportunity to participate in the upside of the combined company; the combined company will preserve Cadbury's proud heritage and tradition, with increased investment in Cadbury's iconic brands, continued strong UK presence, enhanced opportunities for talented employees and managers as part of a $50 billion global organization, and a commitment to a "best of both" approach; the transaction delivers substantial value for our shareholders, as it transforms the portfolio and enhances our long-term revenue growth from 4+% to 5+%, is expected to be accretive to cash EPS by approximately $0.05 in 2011, will deliver a mid-teens internal rate of return, will enhance long-term EPS growth rate from 7-9% to 9-
11% and preserves a greater upside for our current shareholders through a decreased share issuance; the recommended offer demonstrates financial discipline well within the stated criteria of accretion to cash EPS by the second year, IRR well in excess of cost of capital, and maintained investment grade and dividend per share; our four priorities of focusing on growth categories, expanding our footprint in developing markets, expanding our presence in growing trade channels and targeting industry-leading margins shape our long-term strategy; Kraft Foods and Cadbury are a perfect strategic fit, with a strong combined portfolio with leading market positions in the fast-growing confectionery category; confectionery is an attractive category; combined, we will be the global leader in confectionery with a diversified portfolio of leading confectionery brands, we will significantly strengthen our developing markets footprint, increasing scale for both companies; Kraft Foods and Cadbury have highly complementary sales and distribution capabilities in traditional and instant consumption channels; combined, we would have exceptional go-to-market capabilities; the combination has the potential for meaningful revenue synergies and cost savings; additional annual cost savings have been identified, with a revised target of at least $675 million, which is over and above current performance improvement programs at Kraft Foods and Cadbury; potential annual pre-tax cost savings of $300 million of operational synergies, $250 million of general and administrative synergies and $125 million of marketing and selling synergies have been identified thus far; we expect to achieve run-rate savings by the end of the third year, the total one-off implementation cash costs is expected to be of $1.3 billion; we have proven our ability to successfully integrate acquisitions; we are increasing long-term growth targets while still generating near-term benefits; our long-term targets for organic revenue growth and long-term EPS growth, and our near-term results of approximately $0.05 of EPS accretion in 2011 and mid-teens IRR; the transformational combination creates a top-tier performer in the global food industry; the recommended offer represents an attractive value for Cadbury shareholders, transforms the portfolio that enhances our long-term growth prospects, and generates a strong economic return. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, that could cause our actual results to differ materially from those indicated in any such forward-looking statements. Such factors include, but are not limited to, continued volatility of input costs, pricing actions, increased competition, our ability to differentiate our products from retailer brands, unanticipated expenses in connection with litigation, settlement of legal disputes, regulatory investigations or enforcement actions, our indebtedness and ability to pay our indebtedness, the shift in consumer preference to lower priced products, risks from operating outside the U.S., tax law changes, failure to obtain necessary regulatory approvals or required financing or to satisfy any of the other conditions to the combination, adverse effects on the market price of our common stock and on our operating results because of a failure to complete the combination, failure to realize the expected benefits of the combination, significant transaction costs and/or unknown liabilities and general economic and business conditions that affect the combined companies following the combination. For additional information on these and other factors that could affect our forward-looking statements, see the risk factors, as they may be amended from time to time, set forth in our filings with the U.S. Securities and Exchange Commission (the "SEC"), including our registration statement on Form
S-4 filed in connection with the offer, as amended from time to time, our most recently filed Annual Report on Form 10-K and subsequent reports on Forms 10-
Q and 8-K. We disclaim and do not undertake any obligation to update or revise any forward-looking statement in this slide presentation, except as required by applicable law or regulation.

Additional information
3
Responsibility Statement
The directors of Kraft Foods each accept responsibility for the information contained in this document, save that the only responsibility accepted by them in respect of information in this document relating to Cadbury or the Cadbury Group (which has been compiled from public sources) is to ensure that such information has been correctly and fairly reproduced and presented. Subject as aforesaid, to the best of the knowledge and belief of the directors of Kraft Foods (who have taken all reasonable care to ensure that such is the case), the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of that information.
offer, as they will contain important information. Those documents, when available, as well as Kraft Foods' other public filings with the SEC, may be obtained without charge at the SEC's website at www.sec.gov and at Kraft Foods' website at
www.kraftfoodscompany.com
Additional U.S.–related information
This slide presentation is provided for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of Cadbury or Kraft Foods.  Kraft Foods has filed a registration statement and tender offer documents with the SEC, which will be amended to reflect the terms of the recommended offer, and Cadbury will file an amendment to its solicitation/
recommendation statement on Schedule 14D-9 in connection with the recommended offer.  Cadbury shareholders who are U.S.
or Canadian residents and holders of Cadbury American Depositary Shares, wherever located, should read those filings, and any other filings to be made by Kraft Foods and Cadbury with the SEC in connection with the recommended

4 Irene Rosenfeld Chairman and Chief Executive Officer, Kraft Foods

5 Agenda • Recommended Offer: Structure & Economics • Kraft Foods + Cadbury: A Perfect Combination • Conclusion

6
840p recommended offer delivers compelling
value for Cadbury shareholders
• 500p in cash and 0.1874 Kraft Foods shares per
Cadbury share
–
Values each Cadbury share at 840p
(1)
• Represents an attractive premium and price at a
13.0x multiple of 2009 EBITDA
(2)
• Provides value certainty and future upside
–
60% of consideration in cash
–
Stock component allows Cadbury shareholders to participate in upside of the combined company
1)
Based on Kraft Foods’ stock price of $29.58 as of January 15, 2010, and an exchange rate of 1.63 $/£.  For Kraft Foods’
reservation of rights, see Important Notice contained in Kraft Foods’ announcement dated September 7, 2009, which can be found at
2)
EBITDA is a non-US GAAP measure for IFRS purposes.  The registration statement includes a discussion of the reasons why Kraft Foods' management believes that Kraft Foods' presentation of a multiple of Cadbury's EBITDA under IFRS provides useful information to Cadbury Securityholders and disclosure of the limitations of EBITDA as an analytical tool.

7
Combined company will preserve Cadbury’s
proud heritage and tradition
• Increased investment in Cadbury’s iconic brands
• Continued strong UK presence
• Enhanced opportunities for talented employees and
managers as part of a ~$50 billion global organization
• Commitment to “best of both” approach

8
Transaction also delivers substantial value
for Kraft Foods shareholders
• Transforms the portfolio and enhances Kraft Foods’
long-term revenue growth from 4+% to 5+%
• Accretive to cash EPS by approximately $0.05 in 2011
• Enhanced long-term EPS growth rate, from 7-9%
to 9-11%
• Minimized share issuance, preserving greater upside
for our current shareholders

Recommended offer demonstrates financial
discipline well within stated criteria
Stated Criteria Recommended Offer
Accretive by Year 2 ~$0.05 in 2011
IRR well in excess
of cost of capital
Mid-teens IRR
Maintain investment
grade
Investment grade
expected to be confirmed
Maintain dividend
per share
Maintained
9
Cash EPS
Accretion
IRR
Credit Rating
Dividend

10 Agenda • Recommended Offer: Structure & Economics • Kraft Foods + Cadbury: A Perfect Combination • Conclusion

11
• Focus on growth categories
–
Transform into the leading snack, confectionery and quick
meals company
–
Exit lower growth, lower margin businesses
–
Reinvigorate high cash flow businesses to fund growth
Four priorities shape Kraft Foods’
long-term strategy
• Expand footprint in Developing Markets
–
Capitalize on population growth trends
–
Long-term opportunity as consumers “trade-up” to our
products
–
Provides scale to invest in infrastructure in key geographies
• Expand presence in growing trade channels
–
Instant Consumption Channels (“ICC”) continue to gain share
versus traditional channels in U.S. and EU
–
Increase access to significant parts of our portfolio
• Target industry-leading margins
–
Improve portfolio mix
–
Drive down costs without compromising quality
Developing
Markets
Growth
Categories
Growing
Channels
Margin
Expansion

12
• Strong combined portfolio with leading market positions in the fast-growing confectionery category
–
Well-positioned to drive chocolate growth and margins
–
Strong position in high growth gum segment
–
Strong niche Halls
and sugar confectionery business
Kraft Foods and Cadbury are a perfect
strategic fit
Growth
Categories
Developing
Markets
Growing
Channels
Margin
Expansion

13
Confectionery is an attractive category
’03-’08 Growth
(1)
’03-’08 Growth
(1)
(1)  Source: Euromonitor Value, Euromonitor 2008.
Kraft Foods +
Cadbury
Global Market
Position
(1)
Kraft Foods +
Cadbury
Global Market
Position
(1)
#1
#1
#2
#1
• Confectionery growing
rapidly across all segments
• Gum growing more rapidly
by capitalizing on the
functional, health-oriented
opportunity
• Combined revenues
weighted towards high-
growth chocolate and gum
segments
5.3%
5.9%
7.0%
3.6%
Total
Confectionery
Chocolate
Gum
Sugar
Confectionery

Combined, we will be a global leader
in confectionery …
14
Source: Euromonitor 2008.
Chocolate 15.2% 14.6% 6.9% 12.6% 8.3% 6.7% 7.3% NA 3.6%
Gum 28.9% 35.4% 28.8% 0.1% 0.1% 0.6% NA 6.8% NA
Sugar Confectionery 7.6% 5.0% 7.3% 2.6% 0.3% 2.6% 1.5% 6.4% NA
Global Confectionery Market Shares
Global Share
Kraft Foods
+ Cadbury
Mars
Wrigley
Cadbury Nestlé Kraft Foods Hershey Ferrero Perfetti
Van Melle
Lindt &
Sprüngli
14.8%
14.6%
10.1%
7.8%
4.7%
4.5% 4.5%
2.9%
2.0%

Milka	Cadbury	Trident	HALLS
Côte d'Or	Flake	Dentyne	The Natural Confectionery Co.
Toblerone	Cadbury Creme Egg	Bubbaloo	
LACTA	Green & Black's Organic	Hollywood Chewing Gum	Sour Patch Soft & Chewy Candy

kraft foods

… with a diversified portfolio of leading
confectionery brands
15
• Key global brands led by
Milka,
Cadbury,
Trident and Halls
• 40+ confectionery brands over $100 million with iconic status in respective markets
Chocolate
Kraft Foods
Gum Candy
Cadbury

16
• Strong combined portfolio with leading market positions in the fast-growing confectionery category
Kraft Foods and Cadbury are a perfect
strategic fit
• Significantly strengthened developing markets footprint,
increasing scale for both companies
–
Meaningful entry for Kraft Foods into India and transforming in Mexico
–
Substantial expansion for Cadbury in Brazil, Russia, China
Developing
Markets
Growth
Categories
Growing
Channels
Margin
Expansion

17
Increased scale in developing markets
for both companies
Percent of Net Revenues
in Developing Markets
(1)
Percent of Net Revenues
in Developing Markets
(1)
Combined Net Revenues
in Key Geographies
(2)
(millions)
Combined Net Revenues
in Key Geographies
(2)
(millions)
Kraft Foods Cadbury Combined
Brazil $1,200 $400 $1,600
Russia $800 $200 $1,000
India NM $390 $390
China $400 $50 $450
Mexico $350 $500 $850
Argentina $400 $100 $500
Turkey $200 $300 $500
South Africa $50 $300 $350
• Highly complementary to Kraft Foods’ existing developing
market footprint
(1) Source:  Kraft Foods and Cadbury company reports.  Reflects FY 2008.
(2) Source: Estimates based upon Cadbury public disclosures and published reports, Euromonitor and Kraft Foods Inc.
Kraft Foods Current Kraft Foods + Cadbury
20%
25%

18
• Strong combined portfolio with leading market positions in the fast-growing confectionery category
Kraft Foods and Cadbury are a perfect
strategic fit
• Significantly strengthened developing markets footprint,
increasing scale for both companies
• Highly complementary sales and distribution capabilities in traditional and instant consumption channels
–
Provides enhanced scale and platform for Kraft Foods and
Cadbury to distribute current products
Developing
Markets
Growth
Categories
Growing
Channels
Margin
Expansion

19
Exceptional go-to-market capabilities
• Kraft Foods strength
• Kraft Foods scale unmatched
in North America
• As a result, Kraft Foods has
unique capabilities to drive
performance (e.g., Wall-to-
Wall)
• Opportunity to leverage
expertise as large-format
retail grows globally
• Cadbury strength
• Important class of trade in
both developed and
developing markets
• Provides significantly
expanded reach vs.
traditional channels
• Opportunity for higher
growth and margins
• Both companies will benefit from complementary strengths in sales and distribution
Instant Consumption
Channels
Traditional Channels

20
• Strong combined portfolio with leading market positions in the fast-growing confectionery category
Kraft Foods and Cadbury are a perfect
strategic fit
• Significantly strengthened developing markets footprint,
increasing scale for both companies
• Highly complementary sales and distribution capabilities in traditional and instant consumption channels
• Meaningful revenue synergies and significant cost savings
for the combined company
Developing
Markets
Growth
Categories
Growing
Channels
Margin
Expansion

21
Meaningful synergies and cost savings
• Potential for meaningful revenue synergies
–
A highly complementary geographic footprint
–
Enhanced distribution, marketing and product development
• Identified additional annual cost savings, with revised target of at least $675 million
–
Over and above current performance improvement programs at Kraft
Foods and Cadbury
• Including Cadbury's Vision Into Action program
–
Potential annual pre-tax cost savings identified thus far:
• $300 million of operational synergies
• $250 million of general and administrative synergies
• $125 million of marketing and selling synergies
–
Expect to achieve run-rate savings by end of third year
–
Total one-off implementation cash costs of $1.3 billion

22
• Expansion of global core category, providing strong third leg in
Europe and increased Developing Markets presence
• Added $2.6 billion in revenue and $400 million in operating profit
• Synergies ahead of plan
• Acquisition of Spain and Portugal biscuit business, bringing
European manufacturing base and return of Nabisco trademarks
• Added $400 million in revenue and $70 million in operating profit
• Integration proceeded on track
• Entered rapidly growing snacks category
• Increased worldwide revenues by 30%
• Scale step up in Latin America and to lesser extent Asia Pacific
• Smooth integration, synergies exceeded original targets
We have proven our ability to successfully
integrate acquisitions
Groupe Danone’s
Global Biscuit
Business
(2007)
United Biscuits’
Iberian
Operations
(2006)
Nabisco
(2000)

23
Increasing long-term growth targets while still
generating near-term benefits
Transformational combination creates top-tier
performer in the global food industry
+
• ~$0.05 accretive to EPS in 2011
• Mid-teens IRR
• Organic Revenue Growth:  5%+
• Long-Term EPS Growth:  9%-
11%
Long-Term Targets
Near-Term Results

24 Agenda • Recommended Offer: Structure & Economics • Kraft Foods + Cadbury: A Perfect Combination • Conclusion

25
Summary
• Recommended offer represents an attractive value for
Cadbury shareholders
–
Combination of cash and upside as continuing shareholders
• Transforms the portfolio and enhances Kraft Foods’
long-term growth prospects
• Generates a strong near-term economic return
–
~$0.05 accretive to EPS in 2011
–
Mid-teens IRR

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN, INTO OR FROM JAPAN OR ANY OTHER JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF THAT JURISDICTION

For Immediate Release

19 January 2010

OFFER

by

KRAFT FOODS INC.

for

CADBURY PLC

Offer Update

Introduction

On 9 November 2009, Kraft Foods announced its firm intention to make an offer to acquire the whole of the issued and to be issued share capital of Cadbury (the “Offer”). On 19 January 2010, Kraft Foods announced the detailed terms of a recommended Final* Offer for Cadbury. Under the terms of the Final Offer, Cadbury Securityholders will be entitled to receive:

for each Cadbury Share	500 pence in cash
and
0.1874 New Kraft Foods Shares

for each Cadbury ADS	2,000 pence in cash
and
0.7496 New Kraft Foods Shares

representing, in aggregate, 840 pence per Cadbury Share and GBP 33.60 per Cadbury ADS (based on the closing share price of USD 29.58 per Kraft Foods Share on 15 January 2010, the last trading day prior to the date of this announcement and an exchange rate of USD 1.63 to GBP 1.00 on 18 January 2010).

In addition, Cadbury Shareholders will be entitled to receive 10 pence per Cadbury Share by way of a Special Dividend following the date on which the Final Offer becomes or is declared unconditional.

Level of acceptances

As at 5.00 p.m. (London time) on 15 January 2010, being the last practicable date prior to the publication of this announcement, Kraft Foods had received valid acceptances of the Offer in respect of a total of 20,768,378 Cadbury Shares (including those represented by Cadbury ADSs), representing approximately 1.51 per cent. of the existing issued share capital of Cadbury, which Kraft Foods may count towards the satisfaction of the acceptance condition to the Offer. None of these acceptances had been received from persons acting in concert with Kraft Foods.

Cadbury Securityholders who have already accepted the Original Offer (and have not withdrawn those acceptances) will automatically be deemed to have accepted the terms of the Final Offer by virtue of their prior acceptances and therefore need take no further action.

Other Cadbury Securityholders who wish to accept the recommended Final Offer must take action to accept the Final Offer by 1.00 p.m. (London time) / 8.00 a.m. (New York City time) on 2 February 2010. Details of the procedure for doing so will be set out in the Final Offer Documents (including, in the case of certificated Cadbury Shares and Cadbury ADSs, the Final Acceptance Forms) to be sent to Cadbury Securityholders as soon as practicable. The Final Offer Documents will also be available on Kraft Foods’ website (www.transactioninfo.com/kraftfoods/).

Interests in Cadbury Shares

On 15 January 2010 (being the latest practicable date prior to the publication of this announcement), Kraft Foods or any person acting in concert with Kraft Foods had the following interests in or rights to subscribe for relevant securities of Cadbury:

Name	Nature of interest	Number of Cadbury Shares	Number of Cadbury ADSs	Percentage of Cadbury’s existing issued share capital
Kraft Foods Global, Inc. Master Retirement Fund	Long	314,686	0	0.0229%
Hasim Salim(1)	Long	588	0	0.00004%

Michael Magee(2)	Long	6,188	0	0.0005%
Citigroup Global Markets Inc.	Short	1,100	24,811	0.0073%
Barclays Bank plc	Long	4,703,430	0	0.3424%
Barclays Wealth Trustees (Jersey) Ltd	Long	1,440	0	0.0001%

(1)	Hasim Salim is a director of PT Kraft Foods Company Indonesia.

(2)	Michael Magee’s interests comprise 6,188 unvested Cadbury Shares. Mr Magee is a director of Kraft Foods (Australia) Limited, Kraft Foods Limited, Lanes Food (Australia) Pty Ltd, Lanes Biscuits Pty Ltd, General Foods Pty Ltd, Kraft Jacobs Suchard (Australia) Pty Ltd and Kraft Foods (New Zealand) Ltd.

Save as disclosed in this announcement, neither Kraft Foods, nor any person acting in concert with Kraft Foods, is interested in or has any rights to subscribe for any Cadbury Shares nor does any such person have any short position (whether conditional or absolute and whether in the money or otherwise), including any short position under a derivative or any arrangement in relation to the Cadbury Shares. For these purposes, “arrangement” includes any agreement to sell or any delivery obligation or right to require another person to purchase or take delivery of Cadbury Shares and any borrowing or lending of Cadbury Shares which have not been on-lent or sold and any outstanding irrevocable commitment or letter of intent with respect to Cadbury Shares.

Other than as expressly set out in this announcement, capitalised terms used in this announcement shall have the meaning given to them in the announcement regarding the Final Offer published by Kraft Foods on 19 January 2010.

* The Offer is final and will not be increased, except that Kraft Foods reserves the right to increase the Offer if there is an announcement on or after the date hereof of an offer or a possible offer for Cadbury by a third party offeror or potential offeror.

Enquiries:

Kraft Foods

Perry Yeatman	(Media)	+1 847 646 4538
Chris Jakubik	(Investors)	+1 847 646 5494

Brunswick Group (public relations)

Richard Jacques	+44 20 7404 5959
Jonathan Glass	+44 20 7404 5959

Further information

This announcement will be available on Kraft Foods’ website (www.transactioninfo.com/kraftfoods/) by no later than 12 noon (London time) / 7.00 a.m. (New York City time) on 20 January 2010.

This announcement does not constitute, and must not be construed as, an offer to sell or an invitation to purchase or subscribe for any securities or the solicitation of an offer to purchase or subscribe for any securities, pursuant to the Offer or otherwise. The Offer is being made by the Original Offer Documents, the Final Offer Documents and the accompanying documentation (the “Offer Documentation”). The Final Offer Documents will be sent to Cadbury Securityholders as soon as practicable. Cadbury Securityholders who accept the Offer may rely only on the Offer Documentation for all the terms and conditions of the Offer.

This announcement is not a prospectus for the purposes of the EU Prospectus Directive. Cadbury Securityholders in the EU should not tender their shares except on the basis of information in the prospectus published pursuant to the EU Prospectus Directive on Kraft Foods’ website (as supplemented from time to time). In making their decision whether or not to accept the Offer, Cadbury Securityholders who are South African residents will need to take into account the Excon Regulations, and consider whether or not their acceptance of the Offer and their subsequent receipt of consideration for their Cadbury Shares from Kraft Foods, whether in the form of cash and/or New Kraft Foods Shares, will be in compliance with the Excon Regulations.

The release, publication or distribution of this announcement and any other Offer-related documentation in jurisdictions other than the UK, the US, Canada, France, Ireland or Spain, and the availability of the Offer to Cadbury Securityholders who are not resident in such jurisdictions may be affected by the laws or regulations of relevant jurisdictions. Therefore any persons who are subject to the laws and regulations of any jurisdiction other than the UK, the US, Canada, France, Ireland or Spain, and Cadbury Securityholders who are not resident in such jurisdictions should inform themselves of and observe any applicable requirements.

The Offer is not being extended and will not be extended, directly or indirectly, in or into or by use of the mails of, or by any means or instrumentality (including, without limitation, electronic mail, facsimile transmission, telex, telephone, internet or other forms of electronic communication) of interstate or foreign commerce of, or any facilities of a national securities exchange of, any jurisdiction where to do so would violate the laws of that jurisdiction or would require registration of the New Kraft Foods Shares, other than the US (a “Restricted Jurisdiction”). Accordingly, copies of this announcement and the Offer-related documentation are not being, and must not be, directly or indirectly, mailed, transmitted or otherwise forwarded, distributed or sent in, into or from any Restricted Jurisdiction. Persons receiving such documents (including, without limitation, custodians, nominees, and trustees) should observe these restrictions. Failure to observe such restrictions may render any purported acceptance of the Offer invalid.

Forward-Looking Statements

This announcement contains forward-looking statements regarding the Offer. Such statements include, but are not limited to, statements about the benefits of the proposed combination and other such statements that are not historical facts, which are or may be based on Kraft Foods’ plans, estimates and projections. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond Kraft Foods’ control, that could cause Kraft Foods’ actual results to differ materially from those indicated in any such forward-looking statements. Such factors include, but are not limited to, failure to obtain necessary regulatory approvals or required financing or to satisfy any of the other conditions to the Offer, and the risk factors, as they may be amended from time to time, set forth in Kraft Foods’ filings with the US Securities and Exchange Commission (“SEC”), including the registration statement on Form S-4, as amended from time to time, filed by Kraft Foods in connection with the Offer, Kraft Foods’ most recently filed Annual Report on Form 10-K and subsequent reports on Forms 10-Q and 8-K. Kraft Foods disclaims and does not undertake any obligation to update or revise any forward-looking statement in this announcement, except as required by applicable law or regulation.

Additional US-related information

This announcement is provided for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of Cadbury or Kraft Foods. Kraft Foods has filed a registration statement and tender offer documents with the SEC, which will be amended to reflect the terms of the recommended Final Offer, and Cadbury will file an amendment to its solicitation/recommendation statement on Schedule 14D-9 in connection with the recommended Final Offer. Cadbury Shareholders who are US or Canadian residents and holders of Cadbury ADSs, wherever located, should read those filings, and any other filings to be made by Kraft Foods and Cadbury with the SEC in connection with the recommended Final Offer, as they will contain important information. Those documents, when available, as well as Kraft Foods’ other public filings with the SEC, may be obtained without charge at the SEC’s website at www.sec.gov and at Kraft Foods’ website at www.kraftfoodscompany.com.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN, INTO OR FROM JAPAN OR ANY OTHER JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF THAT JURISDICTION.

For Immediate Release

19 January 2010

KRAFT FOODS INC. PUBLICATION OF RECOMMENDED FINAL* OFFER

DOCUMENTATION RELATED TO PROPOSED ACQUISITION OF CADBURY PLC

On 9 November 2009, Kraft Foods Inc. (“Kraft Foods”) announced its firm intention to make an offer (the “Offer”) to acquire all of the issued and to be issued share capital of Cadbury plc (“Cadbury”). On 19 January 2010, Kraft Foods announced the detailed terms of a recommended Final* Offer for Cadbury.

Kraft Foods announces that the Final Offer Document, which contains the terms and conditions of the Final Offer and the procedures for acceptance, along with a supplementary prospectus relating to the Final Offer (the “Supplementary Prospectus”), has been published today on Kraft Foods’ website (www.transactioninfo.com/kraftfoods). The Final Offer Document will be posted as soon as practicable, together with the relevant Final Form of Acceptance.

The Final Offer is being communicated to Cadbury US Shareholders, Cadbury Canadian Shareholders and Cadbury ADS Holders (wherever located) by way of the Final US Offer Document (rather than the documents described in the previous paragraph). The Final US Offer Document has been filed with the US Securities and Exchange Commission (the “SEC”) and is available on the same Kraft Foods website (as mentioned above). The Final US Offer Document will also be posted as soon as practicable, together with the relevant Final Form of Acceptance or ADS Letter of Transmittal.

Cadbury Securityholders who have already accepted the Original Offer (and have not withdrawn those acceptances) will automatically be deemed to have accepted the terms of the Final Offer by virtue of their prior acceptances and therefore need take no further action.

Acceptances of the Final Offer should be received no later than 1.00 p.m. (London time) / 8.00 a.m. (New York time) on 2 February 2010.

Copies of the Offer-related documentation will be available for inspection during normal business hours on any weekday (Saturdays, Sundays and public holidays excepted) at Clifford Chance LLP, 10 Upper Bank Street, London E14 5JJ, England until the end of the Offer Period. Copies of the Final Offer Document, the Final US Offer Document and the Supplementary Prospectus will be available to the public, subject to restrictions relating to persons in certain overseas jurisdictions, on Kraft Foods’ website (www.transactioninfo.com/kraftfoods) during the course of the Offer.

Other than as expressly set out in this announcement, capitalised terms used in this announcement shall have the meanings given to them in the Final Offer Document published by Kraft Foods on 19 January 2010.

* The Offer is final and will not be increased, except that Kraft Foods reserves the right to increase the Offer if there is an announcement on or after 19 January 2010 of an offer or a possible offer for Cadbury by a third party offeror or potential offeror.

Enquiries:

Kraft Foods

Perry Yeatman	(Media)	+1 847 646 4538
Chris Jakubik	(Investors)	+1 847 646 5494

Brunswick Group (public relations)

Richard Jacques	+44 20 7404 5959
Jonathan Glass	+44 20 7404 5959

Further Information

This announcement will be available on Kraft Foods’ website (www.transactioninfo.com/kraftfoods) by no later than 12 noon (London time) / 7.00 a.m. (New York City time) on 20 January 2010.

This announcement does not constitute, and must not be construed as, an offer to sell or an invitation to purchase or subscribe for any securities or the solicitation of an offer to purchase or subscribe for any securities, pursuant to the Offer or otherwise. The Offer is being made by the Original Offer Documents, the Final Offer Documents and the accompanying documentation (the “Offer Documentation”). The Final Offer Documents will be sent to Cadbury Securityholders as soon as practicable. Cadbury Securityholders who accept the Offer may rely only on the Offer Documentation for all the terms and conditions of the Offer.

This announcement is not a prospectus for the purposes of the EU Prospectus Directive. Cadbury Securityholders in the EU should not tender their shares except on the basis of information in the prospectus published pursuant to the EU Prospectus Directive on Kraft Foods’ website (as supplemented from time to time). In making their decision whether or not to accept the Offer, Cadbury Securityholders who are South African residents will need to take into account the Excon Regulations, and consider whether or not their acceptance of the Offer and their subsequent receipt of consideration for their Cadbury Shares from Kraft Foods, whether in the form of cash and/or New Kraft Foods Shares, will be in compliance with the Excon Regulations.

The release, publication or distribution of this announcement and any other Offer-related documentation in jurisdictions other than the UK, the US, Canada, France, Ireland or Spain, and the availability of the Offer to Cadbury Securityholders who are not resident in such jurisdictions may be affected by the laws or regulations of relevant jurisdictions. Therefore any persons who are subject to the laws and regulations of any jurisdiction other than the UK, the US, Canada, France, Ireland or Spain, and Cadbury Securityholders who are not resident in such jurisdictions should inform themselves of and observe any applicable requirements.

The Offer is not being extended and will not be extended, directly or indirectly, in or into or by use of the mails of, or by any means or instrumentality (including, without limitation, electronic mail, facsimile transmission, telex, telephone, internet or other forms of electronic communication) of interstate or foreign commerce of, or any facilities of a national securities exchange of, any jurisdiction where to do so would violate the laws of that jurisdiction or would require registration of the New Kraft Foods Shares, other than the US (a “Restricted Jurisdiction”). Accordingly, copies of this announcement and the Offer-related documentation are not being, and must not be, directly or indirectly, mailed, transmitted or otherwise forwarded, distributed or sent in, into or from any Restricted Jurisdiction. Persons receiving such documents (including, without limitation, custodians, nominees, and trustees) should observe these restrictions. Failure to observe such restrictions may render any purported acceptance of the Offer invalid.

Forward-Looking Statements

This announcement contains forward-looking statements regarding the Offer. Such statements include, but are not limited to, statements about the benefits of the proposed combination and other such statements that are not historical facts, which are or may be based on Kraft Foods’ plans, estimates and projections. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond Kraft Foods’ control, that could cause Kraft Foods’ actual results to differ materially from those indicated in any such forward-looking statements. Such factors include, but are not limited to, failure to obtain necessary regulatory approvals or required financing or to satisfy any of the other conditions to the Offer, and the risk factors, as they may be amended form time to time, set forth in Kraft Foods’ filings with the US Securities and Exchange Commission (“SEC”), including the registration statement on Form S-4, as amended from time to time, filed by Kraft Foods in connection with the Offer, Kraft Foods’ most recently filed Annual Report on Form 10-K and subsequent reports on Forms 10-Q and 8-K. Kraft Foods disclaims and does not undertake any obligation to update or revise any forward-looking statement in this announcement, except as required by applicable law or regulation.

Additional US-Related Information

This announcement is provided for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of Cadbury or Kraft Foods. Kraft Foods has filed a registration statement and tender offer documents with the SEC, which will be amended to reflect the terms of the recommended Final Offer, and Cadbury will file an amendment to its solicitation/recommendation statement on Schedule 14D-9 in connection with the recommended Offer. Cadbury Shareholders who are US or Canadian residents and holders of Cadbury ADSs, wherever located, should read those filings, and any other filings to be made by Kraft Foods and Cadbury with the SEC in connection with the recommended Offer, as they will contain important information. Those documents, when available, as well as Kraft Foods’ other public filings with the SEC, may be obtained without charge at the SEC’s website at www.sec.gov and at Kraft Foods’ website at www.kraftfoodscompany.com.

Hello everyone

I am sure you have seen today’s news about our recommended final offer for Cadbury and I am delighted that we have taken this major step forward today. This is a very exciting time for Kraft Foods. [LINK TO EMPLOYEE ANNOUNCEMENT]

We will have opportunities to consider the news over the coming weeks, including at next week’s employee conference. In the meantime, we can expect to receive queries from external contacts so I would ask you to use the comments below in response to queries from your normal external contacts.

In the case of media queries, please ensure to refer all call to Corporate Affairs in the normal way.

Thanks again for staying focused and delivering a great start to 2010.

Nick

FOR USE IN RESPONSE TO QUERIES

We believe that Kraft Foods and Cadbury are a powerful combination. We are pleased that the Cadbury Board has unanimously recommended our final offer which Cadbury shareholders have until 2 February to accept. We expect the offer process to move quickly to a successful conclusion and, in the meantime, we will continue to operate our business exactly as before.

Further information about our offer for Cadbury is available at our website www.kraftfoods.co.uk

Ends

Forward-Looking Statements

This note contains forward-looking statements regarding Kraft Foods’ offer to combine with Cadbury. Such statements include, but are not limited to, statements about the benefits of the proposed combination and other such statements that are not historical facts, which are or may be based on Kraft Foods’ plans, estimates and projections. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond Kraft Foods’ control, that could cause Kraft Foods’ actual results to differ materially from those indicated in any such forward-looking statements. Such factors include, but are not limited to, failure to obtain necessary regulatory approvals or required financing or to satisfy any of the other conditions to the offer, and the risk factors, as they may be amended from time to time, set forth in Kraft Foods’ filings with the US Securities and Exchange Commission (“SEC”), including the registration statement on Form S-4, as amended from time to time, filed by Kraft Foods in connection with the offer, Kraft Foods’ most recently filed Annual Report on Form 10-K and subsequent reports on Forms 10-Q and 8-K. Kraft Foods disclaims and does not undertake any obligation to update or revise any forward-looking statement in this note, except as required by applicable law or regulation.

Additional US-Related Information

This note is provided for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of Cadbury or Kraft Foods. Kraft Foods has filed a registration statement and tender offer documents with the SEC, which will be amended to reflect the terms of the recommended offer, and Cadbury will file an amendment to its solicitation/recommendation statement on Schedule 14D-9 in connection with the recommended offer. Cadbury shareholders who are U.S. or Canadian residents and holders of Cadbury American Depositary Shares, wherever located, should read those filings, and any other filings to be made by Kraft Foods and Cadbury with the SEC in connection with the recommended offer, as they will contain important information. Those documents, when available, as well as Kraft Foods’ other public filings with the SEC, may be obtained without charge at the SEC’s website at www.sec.gov and at Kraft Foods’ website at www.kraftfoodscompany.com.

RESPONSIBILITY STATEMENT

The directors of Kraft Foods each accept responsibility for the information contained in this document, save that the only responsibility accepted by them in respect of information in this document relating to Cadbury or the Cadbury Group (which has been compiled from public sources) is to ensure that such information has been correctly and fairly reproduced and presented. Subject as aforesaid, to the best of the knowledge and belief of the directors of Kraft Foods (who have taken all reasonable care to ensure that such is the case), the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of that information.